SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

11F, No. 3, Lane 91, Dongmei Road

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-130230) OF ChipMOS TECHNOLOGIES (BERMUDA) LTD. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: May 24, 2006	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Form of Equity Underwriting Agreement

EXHIBIT 1.1

FORM OF UNDERWRITING AGREEMENT

6,956,522 Shares

ChipMOS TECHNOLOGIES (Bermuda) LTD.

Common Stock

($0.01 Par Value)

EQUITY UNDERWRITING AGREEMENT

May [    ], 2006

Deutsche Bank Securities Inc.

60 Wall Street, 4th Floor

New York, New York 10005

Ladies and Gentlemen:

Mosel Vitelic Inc., a corporation organized under the laws of the Republic of China (“Mosel”), acting through its wholly-owned subsidiary Giant Haven Investments Limited, a corporation organized under the laws of the British Virgin Islands (“GHI”), together with Mosel (the “Selling Shareholder”), a shareholder of ChipMOS TECHNOLOGIES (Bermuda) LTD., a Bermuda corporation (the “Company”), proposes to sell to Deutsche Bank Securities Inc., as underwriter, an aggregate of 6,956,522 shares (the “Firm Shares”) of the Company’s common shares, par value $0.01 per common share (the “Common Stock”), of which all shares will be sold by the Selling Shareholder. The Selling Shareholder also proposes to sell at the option of Deutsche Bank Securities Inc. an aggregate of up to 1,043,478 additional shares of the Company’s Common Stock (the “Option Shares”) as set forth in Section 2 below. The Firm Shares and the Option Shares (to the extent the aforementioned option is exercised) are herein collectively called the “Shares.”

In consideration of the mutual agreements contained herein and of the interests of the parties in the transactions contemplated hereby, the parties hereto agree as follows:

1. REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE SELLING SHAREHOLDER.

(a) The Company represents and warrants to Deutsche Bank Securities Inc. as follows:

(i) A registration statement on Form F-3 (File No. 333-130230) in respect of the Shares, including a form of prospectus (the “Base Prospectus”), has been prepared and filed by the Company, in conformity with the requirements of the Securities Act of 1933, as amended (the “Act”) and the rules and regulations (the “Rules and Regulations”) of the Securities and Exchange Commission (the “Commission”) thereunder and become effective under the Act on March 7, 2006. The Company and the transactions contemplated by this Agreement meet the requirements and comply with the conditions for the use of Form F-3. Copies of such registration statement, including any amendments thereto, the Base Prospectus, as supplemented by any preliminary prospectus (including any preliminary prospectus supplement) relating to the Shares filed with the Commission pursuant to Rule 424(b) under the Act, and including the documents incorporated in the Base Prospectus by reference (a “Preliminary Prospectus”), and the exhibits, financial statements and schedules to such registration statement, in each case as finally amended and revised, have heretofore been delivered by the Company to you. Such registration statement is herein referred to as the “Registration Statement,” which shall be deemed to include all information omitted therefrom in reliance upon Rules 430A, 430B or 430C under the Act and contained in the Prospectus referred to below, has become effective under the Act and no post-effective amendment to the Registration Statement has been filed as of the date of this Agreement. “Prospectus” means the form of prospectus relating to the Shares first filed with the Commission pursuant to and within the time limits described in Rule 424(b) under the Act and in accordance with Section 4(a)(i) hereof. Any reference herein to the Registration Statement, any Preliminary Prospectus or to the Prospectus or to any amendment or supplement to any of the foregoing documents shall be deemed to refer to and include any documents incorporated by reference therein, and, in the case of any reference herein to the Prospectus, also shall be deemed to include any documents incorporated by reference therein, and any supplements or amendments thereto, filed with the Commission after the date of filing of the Prospectus under Rule 424(b) under the Act, and prior to the termination of the offering of the Shares by Deutsche Bank Securities Inc.

(ii) As of the Applicable Time (as defined below) and as of the Closing Date or the Option Closing Date, as the case may be, neither (a) the General Use Free Writing Prospectus (as defined below) issued at or prior to the Applicable Time, and the Statutory Prospectus (as defined below), all considered together (collectively, the “General Disclosure Package”), nor (b) any individual Limited Use Free Writing Prospectus (as defined below), when considered together with the General Disclosure Package, included or will include any untrue statement of a material fact or omitted or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading provided, however, that the Company makes no representations or warranties as to information contained in or omitted from any Issuer Free Writing Prospectus (as defined below), in reliance upon, and in conformity with, (x) written information furnished to the Company by or on behalf of Deutsche Bank Securities Inc., specifically for use therein, it being understood and agreed that the only such information is described in Section 14(a) herein and (y) written information furnished to the Company by or on behalf of the Selling Shareholder, specifically for use therein, it being understood and agreed that the only such information is described in Section 14(b) herein. As used in this subsection and elsewhere in this Agreement:

“Applicable Time” means              [a/p]m (New York time) on the date of this Agreement or such other time as agreed to by the Company and Deutsche Bank Securities Inc.

“Statutory Prospectus” means the Base Prospectus, as amended and supplemented immediately prior to the Applicable Time, including any document incorporated by reference therein and any prospectus supplement deemed to be a part thereof.

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 under the Act, relating to the Shares in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g) under the Act.

“General Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is identified on Schedule I to this Agreement.

“Limited Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is not a General Use Free Writing Prospectus (including Permitted Free Writing Prospectuses as defined below).

“Delivery Date” shall mean the Closing Date or the Option Closing Date, as the case may be, as defined in Section 2 below.

(iii) The Company and each of its subsidiaries have been duly incorporated and are validly existing as corporations in good standing under the laws of their respective jurisdictions of incorporation (to the extent good standing is recognized in such jurisdictions), are duly qualified to do business and are in good standing as foreign corporations in each jurisdiction in which their respective ownership or lease (to the extent that good standing is recognized in such jurisdiction) of property or the conduct of their respective businesses requires such qualification, and have all power and authority necessary to own or hold their respective properties and to conduct the businesses in which they are engaged, except where the failure to be so qualified or be in good standing (if applicable), individually or in the aggregate, would not have a material adverse effect on the general affairs, management, consolidated financial position, shareholders’ equity, results of operations of the Company and its subsidiaries taken as a whole (a “Material Adverse Effect”); and none of the subsidiaries of the Company other than ChipMOS TECHNOLOGIES INC. and MODERN MIND TECHNOLOGIES LIMITED (“Modern Mind”) is a “significant subsidiary,” as such term is defined in Rule 405 of the Rules and Regulations.

(iv) Each of the Master Loan Agreement, dated as of July 12, 2004, among the Company, Jesper Limited and Modern Mind and the Pledge Agreement, dated as of July 12, 2004, among the Company, Modern Mind and ChipMOS TECHNOLOGIES (Shanghai) LTD. (“ChipMOS Shanghai”) (collectively, the “Demand Note Documents”) has been duly authorized, executed and delivered by the Company, Modern Mind and ChipMOS Shanghai and will constitute the legal, valid and binding obligations of each of the Company, Modern Mind and ChipMOS Shanghai, enforceable in accordance with their respective terms. The Company effectively controls Modern Mind and ChipMOS Shanghai.

(v) Each of the Company’s subsidiaries is not currently prohibited or otherwise restricted, directly or indirectly, from paying any dividends to the Company or to any other intermediate holding company of such subsidiary, except as described in the Registration Statement, General Disclosure Package and the Prospectus.

(vi) Other than as set forth in the Registration Statement, General Disclosure Package and the Prospectus, all dividends and other distributions declared and payable on the issued shares of the Company may under the current laws and regulations of Bermuda be paid in U.S. dollars or any other currency and may be freely transferred out of Bermuda, and all such dividends and other distributions will not be subject to withholding or other taxes under the laws and regulations of Bermuda and are otherwise free and clear of any other tax, withholding or deduction in Bermuda and without the necessity of obtaining any consents, approvals, authorizations, orders, registrations, clearances or qualifications of or with any court or governmental agency or body or any shares exchange authorities in Bermuda having jurisdiction over the Company or any of its subsidiaries or any of their properties (hereinafter referred to as “Governmental Authorizations”).

(vii) The authorized share capital of the Company conforms to the description thereof contained in the Registration Statement, General Disclosure Package and the Prospectus; no class of authorized share capital, other than the Common Shares, exists.

(viii) The Company has an authorized share capital as set forth in the Registration Statement, General Disclosure Package and the Prospectus, and all of the issued shares of the Company’s Common Stock have been duly and validly issued, are fully paid and non-assessable and conform to the description thereof contained in the Registration Statement, General Disclosure Package and the Prospectus; and all of the issued shares of capital shares of each subsidiary of the Company have been duly and validly authorized and issued and are fully paid and non-assessable and are owned directly or indirectly by the Company, to the extent set forth in the Registration Statement, General Disclosure Package and the Prospectus, free and clear of all liens, encumbrances, equities or claims, except as described in the Registration Statement, General Disclosure Package and the Prospectus.

(ix) The Shares to be sold by the Selling Shareholder to you hereunder have been duly and validly authorized and issued, fully paid and non-assessable and the delivery of such Shares will not be subject to any preemptive or similar rights; the Shares will conform to the descriptions thereof contained in the Registration Statement, General Disclosure Package and the Prospectus; except for the options granted under the Company’s Share Option Plan of 2001 (the “Share Option Plan”), the Company’s 1.75% convertible senior notes due 2009 (the “Convertible Notes”) and as otherwise set forth in the Registration Statement, General Disclosure Package and the Prospectus, there are no outstanding securities convertible into or exchangeable for, or warrants, rights or options to purchase from the Company, or obligations of the Company to issue Common Shares.

(x) This Agreement has been duly authorized, executed and delivered by the Company.

(xi) The Commission has not issued an order preventing or suspending the use of any Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectus relating to the proposed offering of the Shares, and no proceeding for that purpose or pursuant to Section 8A of the Act has been instituted or, to the Company’s knowledge, threatened by the Commission. The Registration Statement and the General Disclosure Package contain, and the Prospectus and any amendments or supplements thereto will contain, all statements which are required to be stated therein by, and will conform to, the requirements of the Act and the Rules and Regulations. The documents incorporated, or to be incorporated, by reference in the Prospectus, at the time filed with the Commission conformed or will conform, in all respects to the requirements of the Securities Exchange Act of 1934 (“Exchange Act”) or the Act, as applicable, and the rules and regulations of the Commission thereunder. The Registration Statement and any amendment thereto do not contain, and will not contain, any untrue statement of a material fact and do not omit, and will not omit, to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Prospectus and any amendments and supplements thereto do not contain, and will not contain, any untrue statement of a material fact; and do not omit, and will not omit, to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representations or warranties as to information contained in or omitted from the Registration Statement, the General Disclosure Package or the Prospectus, or any such amendment or supplement, in reliance upon, and in conformity with, (a) written information furnished to the Company by or on behalf of Deutsche Bank Securities Inc., specifically for use therein, it being understood and agreed that the only such information is that described in Section 14(a) herein and (b) written information furnished to the Company by or on behalf of the Selling Shareholder, specifically for use therein, it being understood and agreed that the only such information is described in Section 14(b) herein.

(xii) Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Shares or until any earlier date that the Company notified or notifies Deutsche Bank Securities Inc. that the Company did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the Prospectus, including any document incorporated by reference and any Prospectus Supplement deemed to be a part thereof that has not been superseded or modified.

(xiii) The Company has not, directly or indirectly, distributed and will not distribute any offering material in connection with the offering and sale of the Shares other than any Preliminary Prospectus, the Prospectus and other materials, if any, permitted under the Act and consistent with Section 5 below. The Company will file with the Commission all Issuer Free Writing Prospectuses in the time and manner required under Rules 163(b)(2) and 433(d) under the Act.

(xiv) The execution, delivery and performance of this Agreement and each of the other documents to be entered into in connection with this transaction by the Company and the consummation of the transactions contemplated hereby and thereby will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject, other than any such conflicts, breaches, violations or defaults which, individually or in the aggregate, would not have a Material Adverse Effect, nor will such actions result in any violation of the provisions of the memorandum of association or by-laws of the Company or any of the governing documents of any of its subsidiaries or any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or any of its subsidiaries or any of their properties or assets, other than any such conflicts, breaches, violations or defaults which, individually or in the aggregate, would not have a Material Adverse Effect; and except for the registration of the Shares under the Securities Act and the Rules and Regulations and such consents, approvals, authorizations, registrations or qualifications as may be required under the Exchange Act and the rules and regulations promulgated thereunder, the rules and regulations of the National Association of Securities Dealers Inc. (“NASD”), filing of the Form F-3 with the Registrar of Companies of Bermuda and applicable state securities laws and foreign securities laws in connection with the purchase and distribution of the Shares by Deutsche Bank Securities Inc., no consent, approval, authorization or order of, or filing or registration with, any such court or governmental agency or body is required for the execution, delivery and performance of this Agreement or any of the other documents to be entered into in connection with this transaction by the Company and the consummation of the transactions contemplated hereby and thereby except as described in the Registration Statement, General Disclosure Package and the Prospectus.

(xv) Except as described in the Registration Statement, General Disclosure Package and the Prospectus, there are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Securities Act with respect to any securities of the Company owned or to be owned by such person or to require the Company to include such securities in the securities registered pursuant to the Registration Statement or in any securities being registered pursuant to any other registration statement filed by the Company under the Securities Act.

(xvi) (i) At the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Act) of the Shares and (ii) as of the date hereof (with such date being used as the determination date for purposes of this clause (ii)), the Company was not and is not an “ineligible issuer” (as defined in Rule 405 under the Act, without taking into account any determination by the Commission pursuant to Rule 405 under the Act that it is not necessary that the Company be considered an ineligible issuer), including, without limitation, for purposes of Rules 164 and 433 under the Act with respect to the offering of the Shares as contemplated by the Registration Statement.

(xvii) Except as described in the Registration Statement, the General Disclosure Package and the Prospectus, and except for issuances of options and Common Shares pursuant to the Share Option Plan, or the Convertible Notes, the Company has not sold or issued any Common Shares or any securities convertible into or exchangeable for Common Shares during the six-month period preceding the date of the Prospectus, including any sales pursuant to Rule 144A under, or Regulations D or S of, the Securities Act.

(xviii) Neither the Company nor any of its subsidiaries has sustained, since the date of the latest audited financial statements included in the Prospectus, any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth or contemplated in the Registration Statement, General Disclosure Package and the Prospectus or that do not have or would not be reasonably expected to have a Material Adverse Effect; and, since such date, there has not been any change in the capital shares or long-term debt of the Company or any of its subsidiaries or any material adverse change, or any development involving a prospective material adverse change, in or affecting the general affairs, management, consolidated financial position, shareholders’ equity, results of operations, business or prospects of the Company and its subsidiaries, otherwise than as set forth or contemplated in the Registration Statement, General Disclosure Package and the Prospectus.

(xix) Moore Stephens (“Moore Stephens HK”), who has certified certain financial statements of the Company, whose report appears in the Registration Statement, General Disclosure Package and the Prospectus and who has delivered the initial letter referred to in Section 7(k) hereof, are independent registered public accountants with respect to the Company as required by the Securities Act, the Rules and Regulations, and the applicable Rules and Regulations and the Public Company Accounting Oversight Board (United States) (“PCAOB”).

(xx) All financial statements of the Company certified by Moore Stephens HK and which appear in the Registration Statement, General Disclosure Package and the Prospectus have been reviewed by Moore Stephens, P.C. New York (“Moore Stephens NY”) and Moore Stephens NY has delivered a written report to Moore Stephen HK which states that in the opinion of Moore Stephens NY, the audit conducted by Moore Stephens HK was conducted in accordance with the generally accepted auditing standards in the United States and that the reconciliation of the underlying financial statements was prepared in conformity with generally accepted accounting principles in the United States.

(xxi) The audited consolidated financial statements (and the notes and schedules thereto) of the Company and its subsidiaries included in the Registration Statement, General Disclosure Package and the Prospectus present fairly the financial conditions and results of operation of the Company and its subsidiaries as of the dates indicated and the results of operations and changes in financial position of the Company and its subsidiaries for the periods specified, and such financial statements have been prepared in conformity with generally accepted accounting principles in the ROC applied on a consistent basis throughout the periods involved (other than as described therein); the unaudited consolidated interim financial information (as amended and included in the Prospectus Supplement, including the Registration Statement, General Disclosure Package and the Prospectus), present fairly the information shown therein and have been compiled on a basis consistent with that of the audited financial statements included therein.

(xxii) The Company and each of its subsidiaries have good and marketable title to all real property and good and marketable title to all personal property owned by them, in each case free and clear of all liens, encumbrances and defects, except such as are described in the Registration Statement, General Disclosure Package and the Prospectus or such as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and its subsidiaries; and all real property and other assets held under lease by the Company and its subsidiaries are held by them under valid, subsisting and enforceable leases, with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its subsidiaries.

(xxiii) The Company and each of its subsidiaries carry, or are covered by, insurance in such amounts and covering such risks as is prudent and customary for companies of similar size engaged in similar businesses in similar industries and whose operations are primarily located in the same jurisdiction.

(xxiv) Except as described in the Registration Statement, General Disclosure Package and the Prospectus, the Company and each of its subsidiaries own or possess the legal rights to use all material patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights and licenses necessary to conduct their respective businesses as presently conducted, and have not received any notice of any claim of conflict with, any such rights of others, which notice or claim remains in dispute and which is reasonably likely to have a Material Adverse Effect.

(xxv) Except as described in the Registration Statement, General Disclosure Package and the Prospectus, there are no legal or governmental proceedings pending to which the Company or any of its subsidiaries is a party or of which any property or assets of the Company or any of its subsidiaries is the subject which, if determined adversely to the Company or any of its subsidiaries, would be reasonably expected to have a Material Adverse Effect; and to the best of the Company’s knowledge, no such proceedings are threatened or contemplated by governmental authorities or threatened by others.

(xxvi) Except as otherwise described in the Registration Statement, General Disclosure Package and the Prospectus, each of the Company and its subsidiaries has such certificates, authorizations, licenses, concessions, approvals, orders or permits issued by the appropriate regulatory agencies or bodies necessary to own, lease or license, as the case may be, and to operate their properties and to conduct the businesses now conducted by the Company and its subsidiaries in the manner described in the Registration Statement, General Disclosure Package and the Prospectus, except to the extent that the failure to have any such certificate, authorization, license, concession, approval, order to permit would not have a Material Adverse Effect.

(xxvii) There is not and has not been any relationship, direct or indirect, between or among the Company or any of its subsidiaries on the one hand, and the directors, officers or shareholders of the Company on the other hand, which is required to be described in the Registration Statement, General Disclosure Package and the Prospectus which is not so described.

(xxviii) No labor disturbance by the employees of the Company exists or, to the knowledge of the Company, is imminent, which would be reasonably expected to have a Material Adverse Effect.

(xxix) Each of the Company and its subsidiaries has complied and is in compliance, with all applicable foreign, provincial and municipal laws, rules and regulations relating to employees and employment practices, terms and conditions of employment, employee relations, wages and hours, civil rights and equal employment opportunities; and the Company (i) has performed in all material respects all obligations required to be performed by it under any of its employee benefit plans (including the making when due of all contributions required by applicable law, governmental rule or regulation or by any agreement to which the Company is a party), (ii) is not in default under or in violation of any such employee benefit plan and (iii) is in compliance with the requirements prescribed by statutes, orders or governmental rules or regulations applicable to such employee benefit plans.

(xxx) Except as otherwise described in the Registration Statement, General Disclosure Package and the Prospectus, the Company and its subsidiaries have filed with the appropriate taxing authorities all material Tax Returns (as defined below) required to be filed through the date hereof and has paid all taxes shown as due thereon other than those (i) currently payable without penalty or interest or (ii) being contested in good faith and by appropriate proceedings; such Tax Returns are each true, correct and complete in all material respects; and no tax deficiency has been determined adversely to the Company or any of its subsidiaries which has had (nor does the Company have any knowledge of any tax deficiency which, if determined adversely to the Company or any of its subsidiaries, would be reasonably expected to have) a Material Adverse Effect. The term “Tax Returns” means any return or report regarding taxes supplied by the Company or any of its subsidiaries to a taxing authority in the Republic of China (“ROC”), the People’s Republic of China (“PRC”), Hong Kong Special Administrative Region of the PRC (“Hong Kong”), Bermuda or the United States.

(xxxi) This Agreement is in proper legal form under the laws of Bermuda for the enforcement thereof, and the Shares to be transferred and delivered pursuant to this Agreement have been duly and validly issued under the laws of Bermuda, and to ensure the legality, validity, enforceability and admissibility into evidence in Bermuda of this Agreement or any other document, it is not necessary that this Agreement or any other document be filed or recorded with any court or other authority in Bermuda.

(xxxii) Since the date as of which information is given in the Registration Statement, General Disclosure Package and the Prospectus through the date hereof, and except for options granted under the Share Option Plan, Demand Note Documents, the issuance of Common Shares upon conversion of the Convertible Notes and as may otherwise be disclosed or contemplated in the

Registration Statement, General Disclosure Package and the Prospectus, neither the Company nor any of its subsidiaries has (i) issued or granted any securities, (ii) incurred any material liability or obligation, direct or contingent, other than liabilities and obligations which were incurred in the ordinary course of business, (iii) entered into any material transaction not in the ordinary course of business or (iv) declared or paid any dividend on its capital shares.

(xxxiii) Each of the Company and its subsidiaries (i) makes and keeps accurate books and records and (ii) maintains internal accounting controls which provide reasonable assurance that (A) transactions are executed in accordance with management’s authorization, (B) transactions are recorded as necessary to permit preparation of its financial statements and to maintain accountability for its assets, (C) access to its assets is permitted only in accordance with management’s authorization and (D) the recorded accountability for its assets is compared with existing assets at reasonable intervals.

(xxxiv) Other than as described in the Registration Statement, General Disclosure Package and the Prospectus, neither the Company nor any of its subsidiaries (i) is in violation of its charter or by-laws or other governing documents, (ii) is in default in any respect, and no event has occurred which, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it is a party or by which it is bound or to which any of its properties or assets is subject or (iii) is in violation in any respect of any law, ordinance, governmental rule, regulation or court decree to which it or its property or assets may be subject or has failed to obtain any license, permit, certificate, franchise or other governmental authorization or permit necessary to the ownership of its property or to the conduct of its business; other than any such conflicts, breaches, violations or defaults with respect to (i), (ii) and (iii) above which, individually or in the aggregate, would not have a Material Adverse Effect.

(xxxv) Neither the Company nor any of its subsidiaries, nor any director, officer, agent, employee or other person associated with or acting on behalf of the Company or any of its subsidiaries, has violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977.

(xxxvi) Except as set forth in the Registration Statement, General Disclosure Package and the Prospectus, the Company and its subsidiaries are (i) in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the environment or use, disposal or release or protection of human exposure to hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii)

have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have a Material Adverse Effect.

(xxxvii) In the ordinary course of its business, each of the Company and its subsidiaries conducts periodic reviews of the effect of any and all Environmental Laws on its business, operations and properties, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure or properties or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, the Company has reasonably concluded that such associated costs and liabilities would not, singly or in the aggregate, have a Material Adverse Effect.

(xxxviii) Neither the Company nor any of its subsidiaries is, or, as of the applicable Delivery Date after giving effect to the offering and sale of the Shares and the application of the net proceeds therefrom as described in the Registration Statement, General Disclosure Package and the Prospectus, will be required to register as an “investment company” under the Investment Company Act of 1940, as amended.

(xxxix) The Company is not and is not likely to become a “passive foreign investment company” within the meaning of Section 1297 of the Internal Revenue Code of 1986, as amended.

(xl) On or prior to the applicable Delivery Date, each of the documents to be entered into in connection with the transactions contemplated hereby (other than this Agreement) will have been duly authorized, executed and delivered by the Company in substantially the form previously provided to Deutsche Bank Securities Inc. and will conform to the descriptions thereof in the Registration Statement, General Disclosure Package and the Prospectus.

(xli) Neither the Company nor any of its subsidiaries has taken, nor will they take, directly or indirectly, any action designed to or which has constituted or which might be reasonably expected to cause or result in the stabilization or manipulation of the price of the Common Shares to facilitate the sale or resale of the Shares in violation of the Securities Act or the Rules and Regulations (it being understood that no representation, warranty or undertaking is made regarding Deutsche Bank Securities Inc.).

(xlii) The statements set forth in the Registration Statement, General Disclosure Package and the Prospectus under the captions “Description of Share Capital,” insofar as they purport to constitute a summary of the terms of the Common Shares, and under the captions “Risk Factors,” “Taxation,” “Underwriting,” “Enforceability of Civil Liabilities” and “Where You Can Find Additional Information,” insofar as they purport to describe the provisions of the laws and documents referred to therein, are accurate, complete and fair descriptions.

(xliii) Except for any agreement with Deutsche Bank Securities Inc. and this Agreement, there are no contracts, agreements, or understandings between the Company and any person that would give rise to a valid claim against the Company or Deutsche Bank Securities Inc. for a brokerage commission, finder’s fee or other like payment in connection with this offering.

(xliv) The Registration Statement and its filing with the Commission, and the Prospectus have been duly authorized by and on behalf to the Company, and the Registration Statement has been duly executed pursuant to such authorization by and on behalf of the Company.

(xlv) The Company has validly appointed CT Corporation System as its authorized agent for service of process pursuant to this Agreement and in connection with the Registration Statement.

(xlvi) The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-14 under the Exchange Act), which (i) are designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Company’s principal executive officer and principal financial officer by others within those entities, particularly during the periods in which the Company’s annual report on Form 20-F for the year ended December 31, 2005 is being prepared; (ii) have been evaluated for effectiveness as of December 31, 2005; and (iii) are effective in all material respects to perform the functions for which they were established.

(xlvii) Based on the evaluation of its disclosure controls and procedures, the Company is not aware of (i) any significant deficiency or material weakness in the design or operation of internal controls which is reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(xlviii) Since the date of the most recent evaluation of such disclosure controls and procedures, there have been no significant changes in internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

(xlix) The Shares have been approved for listing on the NASDAQ National Market.

(b) The Selling Shareholder represents and warrants as follows:

(i) GHI now has and at the Closing Date and the Option Closing Date, as the case may be (as such dates are hereinafter defined), will have good and marketable title to the Firm Shares and the Option Shares to be sold by GHI, free and clear of any liens, encumbrances, equities and claims, and full right, power and authority to effect the sale and delivery of such Firm Shares and Option Shares; and upon the delivery of, against payment for, such Firm Shares and Option Shares pursuant to this Agreement, Deutsche Bank Securities Inc. will acquire good and marketable title thereto, free and clear of any liens, encumbrances, equities and claims.

(ii) Each of Mosel and GHI has full right, power and authority to execute and deliver this Agreement. This Agreement has been duly authorized, executed and delivered by or on behalf of each of Mosel and GHI. The execution and delivery of this Agreement and the consummation by each of Mosel and GHI of the transactions herein contemplated and the fulfillment by each of Mosel and GHI of the terms hereof will not require any consent, approval, authorization, or other order of any court, regulatory body, administrative agency or other governmental body (except as may be required under the Act, state securities laws or Blue Sky laws) and will not result in a breach of any of the terms and provisions of, or constitute a default under, organizational documents of the Selling Shareholder, if not an individual, or any indenture, mortgage, deed of trust or other agreement or instrument to which either of Mosel or GHI is a party (except such breach or default of any indenture, mortgage, deed or trust, instrument, or agreement as would not reasonably be expected to materially impair the ability of either of Mosel or GHI to consummate the transactions herein contemplated), or of any order, rule or regulation applicable to either of Mosel or GHI of any court or of any regulatory body or administrative agency or other governmental body having jurisdiction.

(iii) Each of Mosel and GHI has not taken and will not take, directly or indirectly, any action designed to, or which has constituted, or which might reasonably be expected to cause or result in the stabilization or manipulation of the price of the Common Stock of the Company and, other than as permitted by the Act, neither of Mosel nor GHI will distribute any prospectus or other offering material in connection with the offering of the Shares.

(iv) Without having undertaken to determine independently the accuracy or completeness of either the representations and warranties of the Company contained herein or the information contained in the Registration Statement, the General Disclosure Package and the Prospectus, the Selling Shareholder has no reason to believe that the representations and warranties of the

Company contained in this Section 1 are not true and correct, is familiar with the Registration Statement, the General Disclosure Package and the Prospectus and has no knowledge of any material fact, condition or information not disclosed in the Registration Statement which has adversely affected or may adversely affect the business of the Company or any of the Subsidiaries; and the sale of the Firm Shares and the Option Shares by GHI pursuant hereto is not prompted by any information concerning the Company or any of the Subsidiaries which is not set forth in the Registration Statement, the General Disclosure Package and the Prospectus or the documents incorporated by reference therein. The information pertaining to the Selling Shareholder under the caption “Selling Shareholder” in the Registration Statement and the Prospectus (and any similar section or information contained in the General Disclosure Package) is complete and accurate in all material respects.

(v) No consent, approval or waiver is required under any instrument or agreement to which either of Mosel or GHI is a party or by which either of Mosel or GHI is bound or under which he or it is entitled to any right or benefit, in connection with the offering, sale or purchase by Deutsche Bank Securities Inc. of any of the Shares which may be sold by GHI under this Agreement or the consummation by either of Mosel or GHI of any of the other transactions contemplated hereby.

(vi) There are no affiliations or associations between any member of the NASD and the Selling Stockholder or any affiliate of the Selling Stockholder, except as set forth in the Registration Statement, the General Disclosure Package and the Prospectus.

(vii) None of the sale, transfer or delivery to Deutsche Bank Securities Inc. of the Shares is subject to any tax imposed on the Selling Shareholder by Bermuda, the British Virgin Islands or the Republic of China, or any political subdivision thereof.

(viii) Under ROC laws and regulations, no withholding taxes are payable by or on behalf of Deutsche Bank Securities Inc. to the ROC or to any political subdivision or taxing authority thereof or therein in connection with or arising out of (i) the existence of a difference between the gross proceeds of the offering of the Shares and the aggregate purchase price of the Shares paid by Deutsche Bank Securities Inc. hereunder or (ii) any payment by the Company or the Selling Shareholder to Deutsche Bank Securities Inc. hereunder

(ix) The Selling Shareholder has validly appointed CT Corporation System as its authorized agent for service of process pursuant to this Agreement and in connection with the Registration Statement.

2. PURCHASE, SALE AND DELIVERY OF THE FIRM SHARES.

(a) On the basis of the representations, warranties and covenants herein contained, and subject to the conditions herein set forth, GHI agrees to sell, and Mosel agrees to cause GHI to sell, to Deutsche Bank Securities Inc., and Deutsche Bank Securities Inc. agrees to purchase, at a price of $             [net price] per share, the Firm Shares.

(b) Payment for the Firm Shares to be sold hereunder is to be made in Federal (same day) funds to an account designated by the Selling Shareholder for the shares to be sold by the Selling Shareholder against delivery of certificates therefor to Deutsche Bank Securities Inc. Such payment and delivery are to be made through the facilities of The Depository Trust Company at 10:00 a.m., New York time, on the third business day after the date of this Agreement or at such other time and date not later than five business days thereafter as you and the Selling Shareholder shall agree upon, such time and date being herein referred to as the “Closing Date.” (As used herein, “business day” means a day on which each of the NASDAQ National Market and the New York Stock Exchange is open for trading and on which banks in New York are open for business and not permitted by law or executive order to be closed.)

(c) In addition, on the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Selling Shareholder hereby grants an option to Deutsche Bank Securities Inc. to purchase the Option Shares at the price per share as set forth in paragraph (a) of this Section 2. The maximum number of Option Shares to be sold by the Selling Shareholder is 1,043,478 shares of Common Stock. The option granted hereby may be exercised in whole or in part by giving written notice (i) at any time before the Closing Date and (ii) only once thereafter within 30 days after the date of this Agreement, by you to the Selling Shareholder setting forth the number of Option Shares as to which Deutsche Bank Securities Inc. is exercising the option and the time and date at which such certificates are to be delivered. The time and date at which certificates for Option Shares are to be delivered shall be determined by Deutsche Bank Securities Inc. but shall not be earlier than three nor later than 10 full business days after the exercise of such option, nor in any event prior to the Closing Date (such time and date being herein referred to as the “Option Closing Date”). If the date of exercise of the option is three or more days before the Closing Date, the notice of exercise shall set the Closing Date as the Option Closing Date. The option with respect to the Option Shares granted hereunder may be exercised only to cover over-allotments in the sale of the Firm Shares by Deutsche Bank Securities Inc. Deutsche Bank Securities Inc. may cancel such option at any time prior to its expiration by giving written notice of such cancellation to the Selling Shareholder. To the extent, if any, that the option is exercised, payment for the Option Shares shall be made on the Option Closing Date in Federal (same day) funds against delivery of certificates therefor through the facilities of The Depository Trust Company, New York, New York.

3. OFFERING BY THE DEUTSCHE BANK SECURITIES INC.

It is understood that Deutsche Bank Securities Inc. is to make a public offering of the Firm Shares as soon as it deems it advisable to do so. The Firm Shares are to be initially offered to the public at the initial public offering price set forth in the Registration Statement, General Disclosure Package, and the Prospectus. Deutsche Bank Securities Inc. may from time to time thereafter change the public offering price and other selling terms.

4. COVENANTS OF THE COMPANY AND THE SELLING SHAREHOLDER.

(a) The Company covenants and agrees with Deutsche Bank Securities Inc. that:

(i) The Company will (A) prepare and timely file with the Commission under Rule 424(b) (without reliance on Rule 424(b)(8)) under the Act a Prospectus in a form approved by Deutsche Bank Securities Inc. containing information previously omitted at the time of effectiveness of the Registration Statement in reliance on Rules 430A, 430B or 430C under the Act, (B) not file any amendment to the Registration Statement or distribute an amendment or supplement to the General Disclosure Package or the Prospectus or document incorporated by reference therein of which Deutsche Bank Securities Inc. shall not previously have been advised and furnished with a copy or to which Deutsche Bank Securities Inc. shall have reasonably objected in writing or which is not in compliance with the Rules and Regulations and (C) file on a timely basis all reports required to be filed by the Company with the Commission subsequent to the date of the Prospectus and prior to the termination of the offering of the Shares by Deutsche Bank Securities Inc.

(ii) The Company will advise the Deutsche Bank Securities Inc. promptly (A) when any post-effective amendment to the Registration Statement or new registration statement relating to the Shares shall have become effective, or any supplement to the Prospectus shall have been filed, (B) of the receipt of any comments from the Commission, (C) of any request of the Commission for amendment of the Registration Statement or the filing of a new registration statement or any amendment or supplement to the General Disclosure Package or the Prospectus or any document incorporated by reference therein or otherwise deemed to be a part thereof or for any additional information, and (D) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or such new registration statement or any order preventing or suspending the use of any Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectus, or of the institution of any proceedings for that purpose or pursuant to Section 8A of the Act.

(iii) For a period of 45 days from the date of the Prospectus, not to, directly or indirectly, (1) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any Common Shares or securities convertible into or exchangeable for Common Shares (other than the Shares and (a) shares issued pursuant to employee benefit plans, qualified shares option plans or other employee compensation plans existing on the date hereof, (b) the conversion of the Convertible Notes, or (c) or pursuant to currently outstanding options, warrants or rights), or sell or grant options, rights or warrants with respect to any Common Shares or securities convertible into or exchangeable for Common Shares (other than the grant of options pursuant to option plans existing on the date hereof), or (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such Common Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Shares or other securities, in cash or otherwise, in each case without the prior written consent of Deutsche Bank Securities Inc.

(iv) The Company will cooperate with Deutsche Bank Securities Inc. in endeavoring to qualify the Shares for sale under the securities laws of such jurisdictions as Deutsche Bank Securities Inc. may reasonably have designated in writing and will make such applications, file such documents, and furnish such information as may be reasonably required for that purpose, provided the Company shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction where it is not now so qualified or required to file such a consent. The Company will, from time to time, prepare and file such statements, reports, and other documents, as are or may be required to continue such qualifications in effect for so long a period as Deutsche Bank Securities Inc. may reasonably request for distribution of the Shares.

(v) The Company will deliver to, or upon the order of, Deutsche Bank Securities Inc., from time to time, as many copies of any Preliminary Prospectus or any Issuer Free Writing Prospectus as it may reasonably request. The Company will deliver to, or upon the order of Deutsche Bank Securities Inc., during the period when delivery of a Prospectus (or, in lieu thereof, the notice referred to under Rule 173(a) under the Act) (the “Prospectus Delivery Period”) is required under the Act, as many copies of the Prospectus in final form, or as thereafter amended or supplemented, as Deutsche Bank Securities Inc. may reasonably request. The Company will deliver to Deutsche Bank Securities Inc. at or before the Closing Date, four signed (facsimiles versions) copies of the Registration Statement and all amendments thereto including all exhibits filed therewith, and will deliver to Deutsche Bank Securities Inc. such number of copies of the Registration Statement (including such number of copies of the exhibits filed therewith that may reasonably be requested), including documents incorporated by reference therein, and of all amendments thereto, as Deutsche Bank Securities Inc. may reasonably request.

(vi) The Company will comply with the Act and the Rules and Regulations, and the Exchange Act, and the rules and regulations of the Commission thereunder, so as to permit the completion of the distribution of the Shares as contemplated in this Agreement and the Prospectus. If during the period in which a prospectus (or, in lieu thereof, the notice referred to under the Registration Statement, the General Disclosure Package and the Rule 173(a) under the Act) is required by law to be delivered by an Deutsche Bank Securities Inc. or a dealer, any event shall occur as a result of which, in the judgment of the Company or in the reasonable opinion of Deutsche Bank Securities Inc., it becomes necessary to amend or supplement the Prospectus in order to make the statements therein, in the light of the circumstances existing at the time the Prospectus is delivered to a purchaser, not misleading, or, if it is necessary at any time to amend or supplement the Prospectus to comply with any law, the Company promptly will either (i) prepare and file with the Commission an appropriate amendment to the Registration Statement or supplement to the Prospectus or (ii) prepare and file with the Commission an appropriate filing or submission under the Exchange Act which shall be incorporated by reference in the Prospectus so that the Prospectus as so amended or supplemented will not, in the light of the circumstances when it is so delivered, be misleading, or so that the Prospectus will comply with the law.

(vii) If the General Disclosure Package is being used to solicit offers to buy the Shares at a time when the Prospectus is not yet available to prospective purchasers and any event shall occur as a result of which, in the judgment of the Company or in the reasonable opinion of Deutsche Bank Securities Inc., it becomes necessary to amend or supplement the General Disclosure Package in order to make the statements therein, in the light of the circumstances, not misleading, or to make the statements therein not conflict with the information contained in the Registration Statement then on file, or if it is necessary at any time to amend or supplement the General Disclosure Package to comply with any law, the Company promptly will either (i) prepare, file with the Commission (if required) and furnish to Deutsche Bank Securities Inc. and any dealers an appropriate amendment or supplement to the General Disclosure Package or (ii) prepare and file with the Commission an appropriate filing or submission under the Exchange Act which shall be incorporated by reference in the General Disclosure Package so that the General Disclosure Package as so amended or supplemented will not, in the light of the circumstances, be misleading or conflict with the Registration Statement then on file, or so that the General Disclosure Package will comply with law.

(viii) The Company will make generally available to its security holders and deliver to Deutsche Bank Securities Inc. as soon as it is practicable to do so, but in any event not later than 12 months after the effective date of the Registration Statement (as defined in Rule 158(c) under the Act), an earnings statement (which need not be audited) in reasonable detail, complying with the requirements of Section 11(a) of the Act and the Rule 158 under the Act and will advise you in writing when such statement has been so made available.

(ix) For a period of two years following the Effective Date, to furnish to Deutsche Bank Securities Inc. copies of all materials furnished by the

Company to its shareholders and all public reports and all reports and financial statements furnished by the Company to the Commission, the NASDAQ Stock Market Inc. or to any national securities exchange upon which the Common Shares may be listed pursuant to requirements of or agreements with such exchange or to the Commission pursuant to the Exchange Act or any rule or regulation of the Commission thereunder and that are not otherwise publicly available directly on the Company’s or Commission’s website.

(x) Prior to the Closing Date, the Company will furnish to Deutsche Bank Securities Inc., as soon as it has been prepared by or is available to the Company, a copy of any unaudited interim financial statements of the Company for any period subsequent to the period covered by the most recent financial statements appearing in the Registration Statement and the Prospectus.

(xi) The Company will use its reasonable efforts to maintain the listing of the Shares on the NASDAQ National Market.

(xii) In any suit in a court of competent jurisdiction (whether in the United States or any other jurisdiction) seeking enforcement of this Agreement or provisions of this Agreement, (i) if the plaintiffs therein seek a judgment in United States dollars, the Company will not interpose any defense or objection to or otherwise oppose judgment, if any, being awarded in such currency, and (ii) if the plaintiffs therein seek to have any judgment (or any aspect thereof) awarded in foreign currency linked, for the period from entry of such judgment until actual payment thereof in full has been made, to the changes in the foreign currency-United Sates dollar exchange rate, the Company will no interpose any defense or objection to or otherwise oppose inclusion of such linkage in any such judgment (except to comply with any applicable law); and the Company agrees that it will not initiate or seek to initiate any action, suit or proceeding, in Bermuda or in any other jurisdiction other than the United States, seeking damages or for the purpose of obtaining any injunction or declaratory judgment against the enforcement of, or a declaratory judgment concerning any alleged breach by the Company of or other claim by you in respect of, this Agreement or any of your rights under this Agreement, including without limitation any action, suit or proceeding challenging the enforceability of or seeking to invalidate in any respect the submission by the Company hereunder to the jurisdiction of federal or New York state courts or the designation of the laws of the State of New York as the law applicable to this Agreement;

(xiii) If any payment of any sum due under this Agreement from the Company is made to or received by Deutsche Bank Securities Inc. or any controlling person of Deutsche Bank Securities Inc. in a currency other than freely transferable United States dollars, whether by judicial judgment or otherwise, the obligations of the Company under this Agreement shall be discharged only to the extent of the net amount of freely transferable United States dollars that Deutsche Bank Securities Inc. or such controlling persons, as the case may be, in accordance with normal bank procedures, are able to lawfully purchase with such amount of such other currency on the business day immediately following the day on which such party receives such payment; and to the extent that Deutsche Bank Securities Inc. or such controlling persons are not able to purchase sufficient United States dollars with such amount of such other currency to discharge the obligations of the Company to Deutsche Bank Securities Inc. of such controlling persons, as the case may be, the Company shall not be discharged with respect to such difference, and any such undischarged amount will be due as a separate obligation and shall not be affected by payment of or judgment being obtained for any other sums due under or in respect of this Agreement.

(b) The Selling Shareholder covenants and agrees with Deutsche Bank Securities Inc. that:

(i) No offering, sale, short sale or other disposition of any shares of Common Stock of the Company or other capital stock of the Company or other securities convertible, exchangeable or exercisable for Common Stock or derivative of Common Stock owned by the Selling Shareholder or request the registration for the offer or sale of any of the foregoing (or as to which the Selling Shareholder has the right to direct the disposition of) will be made for a period of 90 days after the date of this Agreement, directly or indirectly, by such Selling Shareholder otherwise than hereunder or with the prior written consent of Deutsche Bank Securities Inc. Notwithstanding the foregoing, if (1) during the last 17 days of the 90 restricted period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or (2) prior to the expiration of the 90 restricted period, the Company announces that it will release earnings results during the 16-day period following the last day of the 90 restricted period, then in each case the restrictions imposed by this Agreement shall continue to apply until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of material news or a material event relating to the Company, as the case may be, unless Deutsche Bank Securities Inc. waives, in writing, such extension.

(ii) In order to document Deutsche Bank Securities Inc.’s compliance with the reporting and withholding provisions of the Tax Equity and Fiscal Responsibility Act of 1982 and the Interest and Dividend Tax Compliance Act of 1983 with respect to the transactions herein contemplated, GHI agrees to deliver to you prior to or at the Closing Date a properly completed and executed United States Treasury Department Form W-8 or W-9 (or other applicable form or statement specified by Treasury Department regulations in lieu thereof).

(iii) The Selling Shareholder will not take, directly or indirectly, any action designed to cause or result in, or that has constituted or would reasonably be expected to constitute, the stabilization or manipulation of the price of any securities of the Company.

(iv) The Selling Shareholder agrees that it will not prepare or have prepared on its behalf or use or refer to, any “free writing prospectus” (as defined in Rule 405 under the Act), and agrees that it will not distribute any written materials in connection with the offer or sale of the Shares.

(v) During the Prospectus Delivery Period, the Selling Stockholder will advise Deutsche Bank Securities Inc. promptly, and will confirm such advice in writing to Deutsche Bank Securities Inc., of any change in the information relating to the Selling Stockholder in the Registration Statement, the Prospectus or any document comprising the General Disclosure Package.

5. FREE WRITING PROSPECTUSES.

Each of the Company, the Selling Shareholder and Deutsche Bank Securities Inc. represents and agrees that, unless it obtains the prior consent of the other party, it has not made and will not make any offer relating to the Shares that would constitute an Issuer Free Writing Prospectus, or that would otherwise constitute a “free writing prospectus”, as defined in Rule 405 under the Act. Any such free writing prospectus consented to pursuant to the preceding sentence is hereinafter referred to as a “Permitted Free Writing Prospectus”. The Company represents that it has treated and agrees that it will treat each Permitted Free Writing Prospectus as an “issuer free writing prospectus”, as defined under Rule 433 under the Act, and has complied with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including timely Commission filing where required, legending and record keeping.

6. COSTS AND EXPENSES.

The Selling Shareholder shall pay all costs, expenses and fees incident to the performance of the obligations of both the Selling Shareholder and the Company under this Agreement, including, without limiting the generality of the foregoing, the following: accounting fees of the Company; the fees and disbursements of counsel for the Company and the Selling

Shareholder; the cost of printing and delivering to, or as requested by, Deutsche Bank Securities Inc. copies of the Registration Statement, Preliminary Prospectuses, the Issuer Free Writing Prospectuses, the Prospectus, this Agreement, the Deutsche Bank Securities Inc. Invitation Letter, the Listing Application, the Blue Sky Survey and any supplements or amendments thereto; the filing fees of the Commission; the filing fees and expenses (including legal fees and disbursements) incident to securing any required review by the NASD of the terms of the sale of the Shares; the Listing Fee of the NASDAQ National Market; the costs and expenses (including without limitation any damages or other amounts payable in connection with legal or contractual liability) associated with the reforming of any contracts for sale of the Shares made by Deutsche Bank Securities Inc. caused by a breach of the representation in Section 1((a)(ii)); and the expenses, including the fees and disbursements of counsel for Deutsche Bank Securities Inc., incurred in connection with the qualification of the Shares under State securities or Blue Sky laws; in each case, pursuant to an agreement between the Selling Shareholder and the Company. To the extent any of the costs, expenses and fees referred to in the foregoing sentence have been paid by the Company, the Selling Shareholder shall reimburse the Company for the amounts that the Company has paid. To the extent the Selling Shareholder has engaged special legal counsel to represent it in connection with this offering, the fees and expenses of such counsel shall be borne by the Selling Shareholder. Any transfer taxes imposed on the sale of the Shares to Deutsche Bank Securities Inc. will be paid by the Selling Shareholder. The Selling Shareholder shall not, however, be required to pay for any of Deutsche Bank Securities Inc.’s expenses (other than those related to qualification under NASD regulation and State securities or Blue Sky laws) except that, if this Agreement shall not be consummated because the conditions in Section 7 hereof are not satisfied, or because this Agreement is terminated by Deutsche Bank Securities Inc. pursuant to Section 12 hereof, or by reason of any failure, refusal or inability on the part of the Company or the Selling Shareholder to perform any undertaking or satisfy any condition of this Agreement or to comply with any of the terms hereof on their part to be performed, unless such failure, refusal or inability is due primarily to the default or omission of Deutsche Bank Securities Inc., the Selling Shareholder shall reimburse Deutsche Bank Securities Inc. for reasonable out-of-pocket expenses, including fees and disbursements of counsel, reasonably incurred in connection with investigating, marketing and proposing to market the Shares or in contemplation of performing its obligations hereunder; but the Company and the Selling Shareholder shall not in any event be liable to Deutsche Bank Securities Inc. for damages on account of loss of anticipated profits from the sale by it of the Shares. Conditioned upon the closing of the transactions contemplated by this Agreement, Deutsche Bank Securities Inc. has agreed to reimburse the Selling Shareholder for certain expenses.

7. CONDITIONS OF DEUTSCHE BANK SECURITIES INC.’S OBLIGATIONS.

The obligations of Deutsche Bank Securities Inc. to purchase the Firm Shares on the Closing Date and the Option Shares, if any, on the Option Closing Date are subject to the accuracy, as of the Applicable Time, the Closing Date or the Option Closing Date, as the case may be, of the representations and warranties of the Company and the Selling Shareholder contained herein, and to the performance by the Company and the Selling Shareholder of their covenants and obligations hereunder and to the following additional conditions:

(a) The Registration Statement and all post-effective amendments thereto shall have become effective and the Preliminary Prospectus, the Prospectus and each Issuer Free Writing Prospectus required shall have been filed as required by Rules 424(b) (without reliance on Rule 424(b)(8)), 430A, 430B, 430C or 433 under the Act, as applicable, within the time period prescribed by, and in compliance with, the Rules and Regulations, and any request of the Commission for additional information (to be included in the Registration Statement or otherwise) shall have been disclosed to Deutsche Bank Securities Inc. and complied with to its reasonable satisfaction. No stop order suspending the effectiveness of the Registration Statement, as amended from time to time, shall have been issued and no proceedings for that purpose or pursuant to Section 8A under the Act shall have been taken or, to the knowledge of the Company or the Selling Shareholder, shall be contemplated or threatened by the Commission and no injunction, restraining order or order of any nature by a Federal or state court of competent jurisdiction shall have been issued as of the Closing Date which would prevent the sale, transfer and delivery of the Shares.

(b) Sullivan & Cromwell LLP, special U.S. counsel to the Company, shall have furnished to Deutsche Bank Securities Inc. their written opinion, addressed to Deutsche Bank Securities Inc. and dated such Delivery Date, in form and substance reasonably satisfactory to Deutsche Bank Securities Inc., to the effect that:

(i) The Registration Statement has been declared effective under the Securities Act, the Prospectus has been either filed with the Commission pursuant to Rule 424(b) of the Rules and Regulations or has been included in the Registration Statement (as the case may be) and the counsel has no knowledge of any stop order suspending the effectiveness of the Registration Statement having been issued or of any proceeding for that purpose having been pending or threatened by the Commission;

(ii) This Agreement has been duly executed and delivered by the Company; and

(iii) Under the laws of the State of New York relating to personal jurisdiction, the Company has, pursuant to Section 10 of this Agreement, validly and irrevocably submitted to the personal jurisdiction of any state or federal court located in the Borough of Manhattan, The City of New York, New York (each a “New York Court”) in any action arising out of or relating to this Agreement or the transactions contemplated hereby brought by Deutsche Bank Securities Inc. or any person who controls Deutsche Bank Securities Inc. has validly and irrevocably waived any objection to the venue of a proceeding in any such court, and has appointed the Authorized Agent (as defined in Section 10) as its authorized agent for the purpose described in Section 10 hereof; and service of process effected on such agent in the manner set forth in Section 10 hereof will be effective to confer valid personal jurisdiction over the Company in the New York Courts assuming (a) the validity of such submission, waiver and appointment insofar as the laws of Bermuda are concerned, (b) the due authorization, execution and delivery of this Agreement by Deutsche Bank Securities Inc. and the Selling Shareholder and (c) that all of the provisions of this Agreement (other than Section 10) are enforceable in accordance with their terms.

In rendering such opinion, such counsel may state in such opinion to the effect that:

(1) the foregoing opinion is limited to the Federal laws of the United States and the laws of the State of New York, that such counsel is expressing no opinion as to the effect of the laws of any other jurisdiction, and with respect to all matters of the laws of the ROC, such counsel understands that Deutsche Bank Securities Inc. is relying on the opinions of Lee and Li and delivered to it pursuant to Section 7(e) of this Agreement, and with respect to all matters of the laws of Bermuda, such counsel understands that Deutsche Bank Securities Inc. is relying on the opinion of Appleby Spurling Hunter delivered to it pursuant to Section 7(d) of this Agreement, with respect to all matters of the laws of the People’s Republic of China (“PRC”), such counsel understands that Deutsche Bank Securities Inc. is relying on the opinions of Shanghai Hongqiao Zhenghan Law Firm delivered to it pursuant to Section 7(g) and with respect to all matters of the laws of British Virgin Islands, such counsel understands that Deutsche Bank Securities Inc. is relying on the opinion of Appleby Spurling Hunter delivered to it pursuant to Section 7(h) of this Agreement;

(2) with the Deutsche Bank Securities Inc.’s approval, such counsel has relied as to certain matters on information obtained from public officials, officers of the Company, the Selling Shareholder and other sources believed by such counsel to be responsible, and such counsel has assumed that: (A) this Agreement has been duly authorized by the Company, (B) the Shares have been duly authorized by the Company, (C) insofar as the laws of the Bermuda are concerned, this Agreement have been duly executed and delivered by the Company as applicable, and (D) the signatures on all documents examined by such counsel are genuine, assumptions which such counsel has not independently verified; and

(3) such opinion is furnished by such counsel as special United States counsel for the Company to Deutsche Bank Securities Inc. solely for the benefit of Deutsche Bank Securities Inc. in its capacity as underwriter, and may not be relied upon by any other person, and that such opinion may not be quoted, referred to or furnished to any purchaser or prospective purchaser of the Shares and may not be used in furtherance of any offer or sale of the Shares.

In addition, the following shall be included in a separate letter to be delivered by Sullivan & Cromwell LLP to Deutsche Bank Securities Inc. at the same time or times as the foregoing opinion is required to be delivered by such counsel pursuant to this Agreement. The letter shall state that such counsel has reviewed the Registration Statement, the General Disclosure Package and the Prospectus, participated in discussions with Deutsche Bank Securities Inc.’s representatives, those of Deutsche Bank Securities Inc.’s United States counsel, those of the Selling Shareholder and its United States, ROC and British Virgin Islands counsel, and those of the Company, its ROC, Bermuda, British Virgin Islands and PRC counsel and its accountants, and between the date of the most recent prospectus supplement and the time of the delivery of the letter, such counsel participated in further discussions with Deutsche Bank Securities Inc.’s representatives, those of Deutsche Bank Securities Inc.’s United States counsel, those of the Selling Shareholder and its United States, ROC and British Virgin Islands counsel and those of the Company, its ROC, Bermuda, British Virgin Islands and PRC counsel and its accountants regarding the contents of certain portions of the Prospectus and related matters, and such counsel reviewed certificates of certain officers of the Company and the Selling Shareholder, opinions addressed to Deutsche Bank Securities Inc. from ROC, Bermuda, British Virgin Islands and PRC counsel for the Company regarding certain portions of the Prospectus and related matters, opinions addressed to Deutsche Bank Securities Inc. from its United States counsel and letters addressed to Deutsche Bank Securities Inc. from the Company’s independent accountants; on the basis of the information that such counsel gained in the course of the performance of such services, considered in the light of their understanding of the applicable law and the experience they have gained through their practice under the Securities Act, they confirm to Deutsche Bank Securities Inc. that, in their opinion, each part of the Registration Statement, when such part became effective, and the Prospectus, as of the date of the Prospectus, appeared on their face to be appropriately responsive in all material respects relevant to the offering of the Shares to the requirements of the Act and the applicable rules and regulations of the Commission thereunder; nothing that came to such counsel’s attention in the course of such review has caused such counsel to believe that, insofar as relevant to the offering of the Shares, (x) any part of the Registration Statement, when such part became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (y) the General Disclosure Package, as of the Applicable Time (which Deutsche Bank Securities Inc. has informed such counsel is prior to the first sale of Shares by any underwriter), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (z) the Prospectus, as of the date of the Prospectus, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; nothing that has come to such counsel’s attention in the course of the limited procedures described in such letter has caused them to believe that the Statutory Prospectus, as of the date and time of delivery of such letter, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and such counsel does not know of any documents that are required to be filed as exhibits to the Registration Statement that are not so filed or of any documents that are required to be summarized in the Prospectus that are not so summarized. Such counsel may state that the limitations inherent in the independent verification of factual matters and the character of determinations involved in the registration process are such that they do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement or the Prospectus except for those contained under the captions “Taxation—United States Federal Income Taxation” in the Prospectus insofar as they purport to describe the provisions of U.S. Federal tax law therein described; that such counsel does not express any opinion or belief as to the financial statements or other financial data derived from accounting records contained in the Registration Statement, the General Disclosure Package or the Prospectus; that their letter is furnished by such counsel as special United States counsel for the Company to Deutsche Bank Securities Inc. solely for the benefit of Deutsche Bank Securities Inc. in its capacity as underwriter, and may not be relied upon by any other person, and that the letter from such counsel may not be quoted, referred to or furnished to any purchaser or prospective purchaser of the Shares and may not be used in furtherance of any offer or sale of the Shares.

(c) Morrison & Foerster LLP, special U.S. counsel to the Selling Shareholder, shall have furnished to Deutsche Bank Securities Inc. their written opinion, addressed to Deutsche Bank Securities Inc. and dated such Delivery Date, in form and substance reasonably satisfactory to Deutsche Bank Securities Inc., to the effect that:

(i) This Agreement has been duly executed and delivered by each of Mosel and GHI;

(ii) Upon payment for the Securities to be sold by GHI and pursuant to the Underwriting Agreement, delivery of the Securities, as directed by the Underwriter, to Cede & Co. or such other nominee as may be designated by the Depository Trust Company (“DTC”), registration of the Securities in the name of Cede & Co. or such other nominee and the crediting of the Securities on the books of DTC to securities accounts of the Underwriter (assuming that neither DTC nor the Underwriter has notice of any adverse claim within the meaning of Section 8-105 of the New York Uniform Commercial Code (the “UCC”) to the Securities), (A) DTC shall be a “protected purchaser” of the Securities within the meaning of Section 8-303 of the UCC, (B) under Section 8-501 of the UCC, the Underwriter will acquire a security entitlement in respect of the Securities and (C) no action based on any “adverse claim” (within the meaning of Section 8-102 of the UCC) to the Securities may be asserted against the Underwriter with respect to such security entitlement;

(iii) Under the laws of the State of New York relating to personal jurisdiction, each of Mosel and GHI has, pursuant to Section 10 of this Agreement, validly and irrevocably submitted to the personal jurisdiction of any state or federal court located in the Borough of Manhattan, The City of New York, New York (each a “New York Court”) in any action arising out of or relating to this Agreement or the transactions contemplated hereby brought by Deutsche Bank Securities Inc. or any person who controls Deutsche Bank Securities Inc. has validly and irrevocably waived any objection to the venue of a proceeding in any such court, and has appointed the Authorized Agent (as defined in Section 10) as its authorized agent for the purpose described in Section 10 hereof; and service of process effected on such agent in the manner set forth in Section 10 hereof will be effective to confer valid personal jurisdiction over the Selling Shareholder in the New York Courts assuming (a) the validity of such submission, waiver and appointment insofar as the laws of the ROC and the British Virgin Islands are concerned, (b) the due authorization, execution and delivery of this Agreement by Deutsche Bank Securities Inc. and (c) that all of the provisions of this Agreement (other than Section 10) are enforceable in accordance with their terms; and

(iv) No authorization, approval or consent of any U.S. federal or New York state court or governmental authority or agency is required in connection with the transactions contemplated by this Agreement, except such as have been obtained under the Act and such as may be required under foreign, state securities or blue sky laws in connection with the sale and delivery of the Shares to Deutsche Bank Securities Inc.

In rendering such opinion, such counsel may state in such opinion to the effect that the foregoing opinion is limited to the federal laws of the United States and the laws of the State of New York, that such counsel is expressing no opinion as to the effect of the laws of any other jurisdiction.

(d) Appleby Spurling Hunter shall have furnished to Deutsche Bank Securities Inc. their written opinion, as Bermuda counsel to the Company, addressed to Deutsche Bank Securities Inc. and dated such Delivery Date, in form and substance reasonably satisfactory to Deutsche Bank Securities Inc., to the effect that:

(i) The Company has been duly incorporated and is validly existing under the laws of Bermuda as an exempted company with limited liability under the Companies Act of 1981 of Bermuda (as amended) (the “Companies Act”), possessing perpetual corporate existence and with power and authority to carry on the business of an investment holding company;

(ii) The Company has an authorized share capital as set forth in the Registration Statement, the General Disclosure Package and the Prospectus, and all of the issued shares of the Company have been duly and validly issued, are fully paid and non-assessable and conform to the description thereof contained in the Registration Statement, the General Disclosure Package and the Prospectus;

(iii) The rights attached to the Common Shares of the Company conform in all material respects to the description thereof contained in the Registration Statement, the General Disclosure Package and the Prospectus;

(iv) Except as described in the Registration Statement, the General Disclosure Package and the Prospectus, there are no preemptive or other rights to subscribe for or to purchase, nor any restriction upon the voting or transfer of, any Common Shares pursuant to the Company’s memorandum of association or by-laws or any agreement or other instrument entered into by the Company known to such counsel;

(v) To the best of such counsel’s knowledge, based solely upon on the Company Search and the Litigation Search and other than as set forth in the Registration Statement, the General Disclosure Package and the Prospectus (x) no litigation, administrative or other proceedings of or before any governmental authority of Bermuda is pending against or affecting the Company; and (y) no notice to the registrar of companies of the passing of a resolution of members or creditors to wind up or the appointment of a liquidator or receiver has been given. No petition to wind up the company or application to reorganize its affairs pursuant to a Scheme of Arrangement or application for the appointment of a receiver has been filed with the Supreme Court of Bermuda;

(vi) The statements contained in the Registration Statement, the General Disclosure Package and the Prospectus under the captions “Description of Share Capital,” “Certain Foreign Issuer Considerations,” “Taxation – Bermuda Taxation” and “Enforcement of Civil Liabilities,” insofar as they describe Bermuda laws, statutes, rules and regulations, constitute a fair summary thereof and the opinion of such counsel filed as Exhibits 5.1 and 8.1 to the Registration Statement is confirmed and Deutsche Bank Securities Inc. may rely upon such opinion as if it were addressed to them;

(vii) The sale of the Shares being delivered on such Delivery Date by the Selling Shareholder pursuant to this Agreement, and the execution, delivery and compliance by the Company with all of the provisions of this Agreement and the consummation of the transactions contemplated hereby will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument made known to such counsel by the Company to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject, nor will such actions result in any violation of the provisions of the memorandum of association or by-laws of the Company or any statute or any order, rule or regulation known to such counsel of any court or governmental agency or body in Bermuda; and no consent, approval, authorization or order of, or filing or registration with, any such court or governmental agency or body is required for the execution, delivery and performance of this Agreement or any of the other documents to be entered into in connection with the consummation of the transactions contemplated hereby, except for such consents, approvals, authorizations, orders, filings or registrations as have been obtained or made;

(viii) The Company has all requisite power and authority to enter into this Agreement under the laws of Bermuda, and this Agreement has been duly authorized, executed and delivered by the Company. All corporate action required by the laws of Bermuda and the by-laws of the Company to be taken by the Company for the offering, sale and delivery of the Shares by the Selling Shareholder has been validly and sufficiently taken;

(ix) Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, no consents, authorizations, approvals, orders, certificates or permits of and from, and no declarations and filings with, any local or other governmental authorities in Bermuda or any courts and other tribunals in Bermuda are required for the Company to own, lease, license and use its properties and assets and to conduct its business of an investment holding company;

(x) The filing of the Registration Statement and the Prospectus with the Commission has been duly authorized by and on behalf of the Company and the Registration Statement has been duly executed pursuant to such authorizations in accordance with the laws of Bermuda;

(xi) The sale, transfer and delivery to Deutsche Bank Securities Inc. of the Shares to be sold, transferred and delivered by the Selling Shareholder to Deutsche Bank Securities Inc. are not subject to any tax imposed on the Company by any Bermuda court or government agency or body;

(xii) Other than as set forth in the Registration Statement, the General Disclosure Package and the Prospectus, all dividends and other distributions declared and payable on the shares of the Company may under the current laws and regulations of Bermuda be paid in U.S. dollars or any other currency that may be freely transferred out of Bermuda, and all such dividends and distributions will not be subject to withholding or other taxes under the laws and regulations of Bermuda and are otherwise free and clear of any other tax, withholding or deduction in Bermuda and without the necessity of obtaining any governmental authorizations in Bermuda;

(xiii) The statements in the Registration Statement, the General Disclosure Package and the Prospectus, insofar as statements refer to the Company’s by-laws or resolutions of the shareholders and board of directors of the Company or to material contracts, indentures, mortgages, loan agreements, notes, leases, plans pertaining to option arrangements, employment agreement and other agreements, arrangements or instruments to which the Company is a party, which are governed by the laws of Bermuda, are accurate and adequate in all material respects insofar as such statements refer to statements of the laws of Bermuda or legal conclusions relating to matters of the laws of Bermuda;

(xiv) The Company can sue and be sued in its own name under the laws of Bermuda; the irrevocable submission of the Company to the exclusive jurisdiction of a New York Court, the waiver by the Company of any objection to the venue of a proceeding of a New York Court and the agreement by the Company that this Agreement shall be governed by and construed in accordance with the laws of the State of New York are legal, valid and binding; any final judgment obtained in a New York Court arising out of or in relation to the obligations of the Company under which a sum of money is payable (not being a sum payable in respect of taxes or other charges of a like nature, in respect of a fine or other penalty, or in respect of multiple damages as defined in The Protection of Trading Interest Act, 1981) may be the subject of enforcement proceedings in the Supreme Court of Bermuda under the common law doctrine of foreign obligation by action for the debt evidenced by the foreign court’s judgment; and service of process effected in the manner set forth in Section 10 hereof will be effective, insofar as the laws of Bermuda are concerned, to confer valid personal jurisdiction over the Company; and

(xv) This Agreement is in proper legal form under the laws of Bermuda for the enforcement thereof, and the Shares to be transferred to and delivered pursuant to this Agreement have been duly and validly issued under the laws of Bermuda for the enforcement thereof against the Company and the Selling Shareholder, and to ensure the legality, validity, enforceability and admissibility into evidence in Bermuda of this Agreement and any other document, it is not necessary that this Agreement or any other document be filed or recorded with any court or other authority in Bermuda.

In rendering such opinion, such counsel may state that its opinion is limited to matters governed by the laws of Bermuda. The opinion may also be qualified by a statement to the effect that such counsel does not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, the General Disclosure Package or the Prospectus (other than as set forth in clauses (iii) and (vi) above). The opinion may be subject to such qualifications and assumptions as are consistent with normal practice for such opinions.

(e) Lee and Li shall have furnished to Deutsche Bank Securities Inc. their written opinion, as special ROC counsel to the Company, addressed to Deutsche Bank Securities Inc. and dated such Delivery Date, in form and substance reasonably satisfactory to Deutsche Bank Securities Inc., to the effect that:

(i) Each of ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (collectively, the “ROC Subsidiaries”) have been duly incorporated and are validly existing as corporations under the laws of the ROC, and have all power and authority necessary to own or hold their respective properties and conduct the businesses in which they are engaged;

(ii) All of the issued shares of capital stock of each ROC Subsidiary have been duly authorized and validly issued and are fully paid, non-assessable and are owned directly or indirectly by the Company to the extent described in the General Disclosure Package (such counsel being entitled to rely in respect of matters of fact upon certificates of each of the Company and the ROC Subsidiaries (the “Group Certificates”));

(iii) Except as described in the Registration Statement, the General Disclosure Package and the Prospectus, there is no restriction upon the voting or transfer of any shares of any ROC Subsidiaries that are owned directly or indirectly by the Company pursuant to its articles of incorporation or ROC law, other than transfers of those shares of ChipMOS TECHNOLOGIES INC. held by ThaiLin Semiconductor Corp. (as a result of ChipMOS Logic TECHNOLOGIES INC. being merged into ThaiLin Semiconductor Corp.) may be restricted;

(iv) To the best of such counsel’s knowledge after reasonable inquiry and based on the Group Certificates and other than as set forth in the Registration Statement, the General Disclosure Package and the Prospectus, there are no legal or governmental proceedings in the ROC pending to which the Company or any of the ROC Subsidiaries is a party or of which any property or assets of the Company or any of the ROC Subsidiaries is the subject which, if determined adversely to the Company or such ROC Subsidiary, might have a material adverse effect on the consolidated financial position, stockholders’ equity, results of operations or business of the Company and the ROC Subsidiaries, taken as a whole; and, to the best of such counsel’s knowledge after reasonable inquiry and based on the Group Certificates, no such proceedings in the ROC are threatened or contemplated by governmental authorities or threatened by others;

(v) Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, the sale and delivery of the Shares being delivered on such Delivery Date by the Selling Shareholder pursuant to this Agreement, the execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated hereby will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument known to such counsel based on the Group Certificates to which any of the ROC Subsidiaries is a party or by which any of the ROC Subsidiaries is bound or to which any of the property or assets of any of the ROC Subsidiaries is subject, other than such conflicts, breaches or violations that, individually or in the aggregate, would not have a material adverse effect on the consolidated financial position, stockholders’ equity, results of operations or business of the Company and the ROC Subsidiaries, taken as a whole; nor will such actions result in any violation of the provisions of the articles of incorporation of any of the ROC Subsidiaries or any ROC statute or any order, rule or regulation known to such counsel of any ROC court or governmental agency or body having jurisdiction over any of the ROC Subsidiaries or any of their properties or assets; and no consent, approval, authorization or order of, or filing or registration with, any ROC court or governmental agency or body is required for the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby, except for such consents, approvals, authorizations, orders, filings or registrations as have been obtained or made;

(vi) Other than as described in the Registration Statement, the General Disclosure Package and the Prospectus, no consents, authorizations, approvals, certificates or permits of and from, and no declarations and filings with, any local or other governmental authorities in the ROC that are required for any ROC Subsidiary to own, lease and use its properties and assets and to conduct its business in the manner described in the Prospectus, except for authorizations, approvals, certificates or permits that either have been obtained or the failure of which to obtain would not have a material adverse effect on the consolidated financial position, stockholders’ equity, results of operations or business of the Company and the ROC Subsidiaries, taken as a whole;

(vii) Each ROC Subsidiary has good and marketable title to all real property owned by it that is material to the business of such subsidiary, free and clear of all liens, encumbrances and defects except such as are described in the Registration Statement, the General Disclosure Package and the Prospectus or such as are not either individually or in the aggregate material in relation to the business, condition (financial or otherwise) or in the earnings, business or operations of such subsidiary and any real property and buildings held under lease by such subsidiary that are material to its business, are held by such subsidiary under valid, subsisting and enforceable leases with such exceptions as are not material and do not materially interfere with the use made of such property and buildings by such subsidiary, except as described in the Registration Statement, the General Disclosure Package and the Prospectus (such counsel being entitled to rely in respect of matters of fact upon the Group Certificates);

(viii) To the best of such counsel’s knowledge after reasonable inquiry and based on the Group Certificates and except as disclosed in the

General Disclosure Package, none of the ROC Subsidiaries is in violation of its articles of incorporation or in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other material agreement or instrument to which it is a party or by which it or any of its properties may be bound, other than any such default or violation would not have a material adverse effect on the consolidated financial position, stockholders’ equity, results of operations or business of the Company and the ROC Subsidiaries, taken as a whole;

(ix) The statements in the Registration Statement, the General Disclosure Package and the Prospectus under the headings “Risk Factors – Risks Relating to Our Business,” “Risk Factors – Risks Relating to Our Relationship with Mosel,” “Risk Factors – Risks Relating to Countries in Which We Conduct Operations,” “Risk Factors – Risks Relating to Our Holding Company Structure,” “Management Discussion and Analysis of Financial Condition and Results of Operation – Taxation,” “Related Party Transactions” and “Enforceability of Civil Liabilities,” insofar as they relate to ROC law, have been reviewed by such counsel and fairly reflect the matters purported to be summarized and are correct in all material respects, subject to any qualifications set forth therein; and

(x) Under ROC laws and regulations, no withholding taxes are payable by the Company on behalf of Deutsche Bank Securities Inc. to the ROC or to any political subdivision or taxing authority thereof or therein in connection with or arising out of (i) the existence of a difference between the gross proceeds of the offering of the Shares and the aggregate purchase price of the Shares paid by Deutsche Bank Securities Inc. hereunder or (ii) any payment by the Company to Deutsche Bank Securities Inc. hereunder.

In rendering such opinions, such counsel may state that their opinion is limited to matters governed by the laws of ROC. The opinion may also be qualified by a statement to the effect that such counsel does not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement or the Prospectus (other than as set forth in clause (ix) above).

(f) Li & Partners shall have furnished to Deutsche Bank Securities Inc. their written opinion, as special ROC counsel to Mosel, addressed to Deutsche Bank Securities Inc. and dated such Delivery Date, in form and substance reasonably satisfactory to Deutsche Bank Securities Inc., to the effect that:

(i) This Agreement has been duly executed and delivered by the each of Mosel and GHI;

(ii) The sale and delivery of the Shares being delivered on such Delivery Date by GHI pursuant to this Agreement, the execution and delivery by each of Mosel and GHI and the consummation of the transactions contemplated hereby will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument known to such counsel based on the Group Certificates to which either of Mosel or GHI is a party or by which either of Mosel or GHI is bound or to which any of the property or assets of either of Mosel or GHI is subject, nor will such actions result in any violation of the provisions of the articles of incorporation of either of Mosel or GHI or any ROC statute or any order, rule or regulation known to such counsel of any ROC court or governmental agency or body having jurisdiction over either of Mosel or GHI or any of their respective properties or assets; and no consent, approval, authorization or order of, or filing or registration with, any ROC court or governmental agency or body is required for the execution, delivery and performance of this Agreement by either of Mosel or GHI and the consummation of the transactions contemplated hereby, except for such consents, approvals, authorizations, orders, filings or registrations as have been obtained or made;

(iii) No consent, approval or waiver is required under any instrument or agreement to which either of Mosel or GHI is a party or by which either of Mosel or GHI is bound or under which it is entitled to any right or benefit, in connection with the offering, sale or purchase by Deutsche Bank Securities Inc. of any Shares which may be sold by GHI under this Agreement or the consummation by each of Mosel and GHI of any of the other transaction contemplated hereby;

(iv) Each of Mosel and GHI has full power and authority to enter into this Agreement under the laws of ROC, and this Agreement has been duly authorized, executed and delivered by each of Mosel and GHI. All corporate action required by the laws of ROC and the by-laws of each of Mosel and GHI to be taken by Mosel and GHI for the offering, sale and delivery of the Shares by GHI has been validly and sufficiently taken;

(v) The sale, transfer and delivery to Deutsche Bank Securities Inc. of the Shares to be sold, transferred and delivered by GHI to Deutsche Bank Securities Inc. are not subject to any tax imposed on either of Mosel or GHI or Deutsche Bank Securities Inc. by any ROC court or government agency or body;

(vi) Each of Mosel and GHI can sue and be sued in its own name under the laws of ROC; the irrevocable submission of each of Mosel and GHI to the exclusive jurisdiction of a New York Court, the waiver by each of Mosel and GHI of any objection to the venue of a proceeding of a New York Court and the agreement by each of Mosel and GHI that this Agreement shall be governed by and construed in accordance with the laws of the State of New York are legal, valid and binding; any final judgment obtained in a New York Court arising out of or in relation to the obligations of each of Mosel and GHI under which a sum of money is payable (not being a sum payable in respect of taxes or other charges of a like nature, in respect of a fine or other penalty, or in respect of multiple damages as defined in The Protection of Trading Interest Act, 1981) may be the subject of enforcement proceedings in any ROC court under the common law doctrine of foreign obligation by action for the debt evidenced by the foreign court’s judgment; and service of process effected in the manner set forth in Section 10 hereof will be effective, insofar as the laws of ROC are concerned, to confer valid personal jurisdiction over each of Mosel and GHI; and

In rendering such opinions, such counsel may state that their opinion is limited to matters governed by the laws of ROC.

(g) Shanghai Hongqiao Zhenghan Law Firm shall have furnished to Deutsche Bank Securities Inc. their written opinion, as special PRC counsel to the Company, addressed to Deutsche Bank Securities Inc. and dated such Delivery Date, in form and substance reasonably satisfactory to Deutsche Bank Securities Inc., to the effect that:

(i) ChipMOS Shanghai has been duly incorporated and is validly existing as a corporation under the laws of the PRC, and has all power and authority necessary to own or hold its properties and conduct the businesses in which it is now engaged;

(ii) All of the issued shares of capital stock of ChipMOS Shanghai have been duly and validly authorized and issued and are fully paid, non-assessable and are owned directly or indirectly by Modern Mind Technology Limited to the extent described in the Registration Statement, the General Disclosure Package and the Prospectus;

(iii) Except as described in the Registration Statement, the General Disclosure Package and the Prospectus, there are no preemptive or other rights to subscribe for or to purchase, nor any restriction upon the voting or transfer of, any shares of ChipMOS Shanghai pursuant to its charter or by-laws or any agreement or other instrument known to such counsel;

(iv) To the best of such counsel’s knowledge after reasonable inquiry and other than as set forth in the Registration Statement, the General Disclosure Package and the Prospectus, there are no legal or governmental proceedings in the PRC pending to which ChipMOS Shanghai is a party or of which any property or assets of ChipMOS Shanghai is the subject which, if determined adversely to ChipMOS Shanghai, might have a material adverse effect on the general affairs, management, consolidated financial position, stockholders’ equity, results of operations, business or prospects of the Company; and, to the best of such counsel’s knowledge after reasonable inquiry, no such proceedings in the PRC are threatened or contemplated by governmental authorities or threatened by others (such counsel being entitled to rely in respect of matters of fact upon certificates of ChipMOS Shanghai);

(v) The sale, transfer and delivery of the Shares being delivered on such Delivery Date by the Selling Shareholder pursuant to this Agreement, and the execution, delivery and compliance by the Company with all of the provisions of this Agreement and the consummation of the transactions contemplated hereby will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument known to such counsel to which ChipMOS Shanghai is a party or by which ChipMOS Shanghai is bound or to which any of the property or assets of ChipMOS Shanghai is subject, nor will such actions result in any violation of the provisions of the articles of association of ChipMOS Shanghai or any PRC statute or any rule or regulation known to such counsel of any PRC governmental agency or body having jurisdiction over ChipMOS Shanghai or its properties or assets; and no consent, approval, authorization or order of, or filing or registration with, any PRC court or governmental agency or body is required for the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, except for such consents, approvals, authorizations, orders, filings or registrations as have been obtained or made;

(vi) Other than as described in the Registration Statement, the General Disclosure Package and the Prospectus, ChipMOS Shanghai has obtained or made all consents, authorizations, approvals, orders, certificates or permits of and from, and declarations and filings with, any local or other governmental authorities in the PRC or any courts and other tribunals in the PRC required for ChipMOS Shanghai to own, lease, license and use its properties and assets and to conduct its current business in the manner described in the Registration Statement, the General Disclosure Package and the Prospectus;

(vii) ChipMOS Shanghai has good and marketable title to all real property owned by it that is material to its business, free and clear of all liens, encumbrances and defects except such as are described in the Registration Statement, the General Disclosure Package and the Prospectus, or such as are not either individually or in the aggregate material in relation to the business, condition (financial or otherwise) or in its earnings, business or operations and any real property and buildings held under lease by ChipMOS Shanghai that are material to its business, are held by ChipMOS Shanghai under valid, subsisting and enforceable leases with such exceptions as are not material and do not materially interfere with the use made of such property and buildings by ChipMOS Shanghai, except as described in the Registration Statement, the General Disclosure Package and the Prospectus (such counsel being entitled to rely in respect of matters of fact upon certificates of ChipMOS Shanghai);

(viii) The statements in the Registration Statement, the General Disclosure Package and the Prospectus, insofar as statements refer to ChipMOS Shanghai’s articles of association or resolutions of the board of directors of ChipMOS Shanghai or to material contracts, indentures, mortgages, loan agreements, notes, leases, plans pertaining to option arrangements, employment agreement and other agreements, arrangements or instruments to which ChipMOS Shanghai is a party, which are governed by the laws of the PRC, are accurate and adequate in all material respects insofar as such statements refer to statements of the applicable laws of the PRC or legal conclusions relating to matters of the applicable laws of the PRC;

(ix) All matters of PRC law relating to ChipMOS Shanghai and its current business described in the Registration Statement, the General Disclosure Package and the Prospectus under the captions “Risk Factors – Risks Relating to Our Business,” “Risk Factors – Risks Relating to Our Relationship

with Mosel,” “Risk Factors – Risks Relating to Countries in Which We Conduct Operations,” “Risk Factors – Risks Relating to Our Holding Company Structure” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Taxation” have been reviewed by such counsel and fairly reflect the matters purported to be summarized and are correct in all material respects.

In rendering such opinions, such counsel may state that their opinion is given with respect to the PRC laws and regulations and the prevailing interpretation thereof as of the date of the opinion and that they do not purport to speculate as to future laws or regulations or as to future interpretations of current laws and regulations. The opinion may also be qualified by a statement to the effect that such counsel does not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement or the Prospectus (other than as set forth in clause (ix) above). Such counsel may also state in such opinion to the effect that with Deutsche Bank Securities Inc.’s approval, such counsel has relied as to certain matters on information obtained from officers of ChipMOS Shanghai and other sources believed by such counsel to be reliable, and such counsel has assumed that the documents submitted to such counsel as copies conform in all respects to the originals.

(h) Appleby Spurling Hunter shall have furnished to Deutsche Bank Securities Inc. their written opinion addressed to Deutsche Bank Securities Inc. and dated such Delivery Date, in form and substance reasonably satisfactory to Deutsche Bank Securities Inc., to the effect that:

(i) Modern Mind has been duly incorporated and is validly existing under the laws of the British Virgin Islands, and has all power and authority necessary to carry on the business of an investment holding company;

(ii) All of the issued shares of Modern Mind have been duly and validly issued and are fully paid, non-assessable and are owned directly or indirectly by Jesper Limited, free and clear of all liens, encumbrances, equities or claims;

(iii) The Demand Note Documents have been duly authorized, executed and delivered by Modern Mind and constitute its legal, valid and binding obligations enforceable against Modern Mind in accordance with their respective terms;

(iv) Except as described in the Registration Statement, the General Disclosure Package and the Prospectus, there are no preemptive or other rights to subscribe for or to purchase, nor any restriction upon the voting or transfer of, any shares of Modern Mind pursuant to its memorandum and articles of association or any agreement or other instrument made known to such counsel by the Company;

(v) To the best of such counsel’s knowledge based on public searches conducted in the British Virgin Islands and other than as set forth in the

Prospectus, there are no legal or governmental proceedings in the British Virgin Islands pending to which Modern Mind is a party or of which any property or assets of Modern Mind is the subject which, if determined adversely to Modern Mind, might have a material adverse effect on the general affairs, management, consolidated financial position, shareholders’ equity, results of operations, business or prospects of the Company and its subsidiaries; and, to the best of such counsel’s knowledge, no such proceedings in the British Virgin Islands are threatened or contemplated by governmental authorities or threatened by others in the British Virgin Islands; and

(vi) No authorization, approval or consent of any court or governmental authority or agency is required in connection with the transactions contemplated by this Agreement other than those that have been obtained.

In rendering such opinions, such counsel may state that their opinion is limited to matters governed by the laws of the British Virgin Islands. The opinion may be subject to such qualifications and assumptions as are consistent with normal practice for such opinions.

(i) Conyers Dills & Pearman shall have furnished to Deutsche Bank Securities Inc. their written opinion, as special British Virgin Islands counsel to GHI, addressed to Deutsche Bank Securities Inc. and dated such Delivery Date, in form and substance reasonably satisfactory to Deutsche Bank Securities Inc., to the effect that:

(i) This Agreement has been duly executed and delivered by GHI;

(ii) GHI has full legal right, power and authority, and any approval required by law, to sell, assign, transfer and deliver the Shares to be sold by GHI;

(iii) No authorization, approval or consent of any court or governmental authority or agency of the British Virgin Islands is required in connection with the transactions contemplated by this Agreement;

(iv) No consent, approval or waiver is required under any instrument or agreement to which GHI is a party or by which GHI is bound or under which it is entitled to any right or benefit, in connection with the offering, sale or purchase by Deutsche Bank Securities Inc. of any Shares which may be sold by GHI under this Agreement or the consummation by GHI of any of the other transaction contemplated hereby;

(v) The sale, transfer and delivery to Deutsche Bank Securities Inc. of the Shares to be sold, transferred and delivered by GHI to Deutsche Bank Securities Inc. are not subject to any tax imposed on GHI or Deutsche Bank Securities Inc. by any British Virgin Islands court or government agency or body; and

(vi) GHI can sue and be sued in its own name under the laws of the British Virgin Islands; the irrevocable submission of GHI to the exclusive jurisdiction of a New York Court, the waiver by GHI of any objection to the venue of a proceeding of a New York Court and the agreement by GHI that this Agreement shall be governed by and construed in accordance with the laws of the State of New York are legal, valid and binding; any final judgment obtained in a New York Court arising out of or in relation to the obligations of GHI under which a sum of money is payable (not being a sum payable in respect of taxes or other charges of a like nature, in respect of a fine or other penalty, or in respect of multiple damages as defined in The Protection of Trading Interest Act, 1981) may be the subject of enforcement proceedings in any court of the British Virgin Islands under the common law doctrine of foreign obligation by action for the debt evidenced by the foreign court’s judgment; and service of process effected in the manner set forth in Section 10 hereof will be effective, insofar as the laws of the British Virgin Islands are concerned, to confer valid personal jurisdiction over GHI.

In rendering such opinions, such counsel may state that their opinion is limited to matters governed by the laws of the British Virgin Islands.

(j) Deutsche Bank Securities Inc. shall have received from Simpson Thacher & Bartlett LLP, its U.S. counsel, such opinion or opinions, dated such Delivery Date, with respect to the sale, transfer and delivery of the Shares, the Registration Statement, the General Disclosure Package and the Prospectus and other related matters as Deutsche Bank Securities Inc. may reasonably require, and the Company shall have furnished to such counsel such documents as they reasonably request for the purpose of enabling them to pass upon such matters.

(k) At the time of execution of this Agreement, Deutsche Bank Securities Inc. shall have received from Moore Stephens HK a letter, in form and substance satisfactory to Deutsche Bank Securities Inc., addressed to Deutsche Bank Securities Inc. and dated the date hereof (i) confirming that they are independent public accountants within the meaning of the Securities Act and are in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X of the Commission and (ii) stating, as of the date hereof (or, with respect to matters involving changes or developments since the respective dates as of which specified financial information is given in the Registration Statement, the General Disclosure Package and the Prospectus, as of a date not more than five days prior to the date hereof), the conclusions and findings of such firm with respect to the financial information and other matters ordinarily covered by accountants’ “comfort letters” to underwriters in connection with registered public offerings.

(l) With respect to the letter of Moore Stephens HK referred to in the preceding paragraph and delivered to Deutsche Bank Securities Inc. concurrently with the execution of this Agreement (the “initial letters”), the Company shall have cause Moore Stephens HK to furnish to Deutsche Bank Securities Inc. a letter (the “bring-down letter”) of such accountants, addressed to Deutsche Bank Securities Inc. and dated such Delivery Date (i) confirming that they are independent public accountants within the meaning of the Securities Act and are in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X of the Commission, (ii) stating, as of the date of the bring-down letter (or, with respect to matters involving changes or developments since the respective dates as of which specified financial information is given in the Registration Statement, the General Disclosure Package and the Prospectus, as of a date not more than five days prior to the date of the bring-down letter), the conclusions and findings of such firm with respect to the financial information and other matters covered by the initial letters and (iii) confirming in all material respects the conclusions and findings set forth in the initial letter.

(m) The Company shall have furnished to Deutsche Bank Securities Inc. a certificate, dated such Delivery Date, of its chief executive officer and its chief financial officer stating that:

(i) The representations, warranties and agreements of the Company in Section 1 are true and correct in all material respects as of such Delivery Date; the Company has complied in all material respects with all its agreements contained herein; and the conditions set forth in Sections 7(a) and 7(k) have been fulfilled; and

(ii) They have carefully examined the Registration Statement and the Prospectus and, in their opinion (A) as of the Effective Date, the Registration Statement and Prospectus did not include any untrue statement of a material fact and did not omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and (B) since the Effective Date no event has occurred which should have been set forth in a supplement or amendment to the Registration Statement or the Prospectus.

(iii) The Registration Statement has become effective under the Act and no stop order suspending the effectiveness of the Registration Statement or no order preventing or suspending the use of any Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectus has been issued, and no proceedings for such purpose or pursuant to Section 8A of the Act have been taken or are, to his or her knowledge, contemplated or threatened by the Commission.

(iv) They have carefully examined the General Disclosure Package and any individual Limited Use Free Writing Prospectus and, in his or her opinion, as of the Applicable Time, the statements contained in the General Disclosure Package and any individual Limited Use Free Writing Prospectus did not contain any untrue statement of a material fact, and such General Disclosure Package and any individual Limited Use Free Writing Prospectus, when considered together with the General Disclosure Package, did not omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(n) (A) Neither the Company nor any of its subsidiaries shall have sustained since the date of the latest audited financial statements included in the Prospectus any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth or contemplated in the Registration Statement, the General Disclosure Package and the Prospectus and (B) since such date there shall not have been any change in the capital shares or long-term debt of the Company or any of its subsidiaries or any change, or any development involving a prospective change, in or affecting the general affairs, management, financial position, shareholders’ equity or results of operations of the Company and its subsidiaries, otherwise than as set forth or contemplated in the Registration Statement, the General Disclosure Package and the Prospectus, the effect of which, in any such case described in clause (A) or (B), is, in the judgment of Deutsche Bank Securities Inc., so material and adverse as to make it impracticable or inadvisable to proceed with the public offering or the delivery of the Shares being delivered on such Delivery Date on the terms and in the manner contemplated in the Prospectus.

(o) Subsequent to the execution and delivery of this Agreement there shall not have occurred any of the following: (i) trading in securities generally on the New York Stock Exchange, the NASDAQ or the American Stock Exchange, or trading in any securities of the Company on any exchange, shall have been suspended or the settlement of such trading generally shall have been materially disrupted or minimum prices shall have been established on any such exchange or such market by the Commission, by such exchange or by any other regulatory body or governmental authority having jurisdiction, (ii) a banking moratorium shall have been declared by Federal or New York state authorities of the United States or by ROC authorities, (iii) the United States or the ROC shall have become engaged in hostilities, there shall have been an escalation in hostilities involving the United States or the ROC or there shall have been a declaration of a national emergency or war by the United States or the ROC, the effect of which on financial markets in the United States or the ROC shall be such as to make it, in the judgment of Deutsche Bank Securities Inc., impracticable or inadvisable to proceed with the public offering or delivery of the Shares being delivered on such Delivery Date on the terms and in the manner contemplated in the Prospectus, or (iv) there shall have occurred such a material adverse change in general domestic or international economic, political or financial conditions, including without limitation as a result of terrorist activities after the date hereof, (or the effect of international conditions on the financial markets in the United States or the ROC shall be such) as to make it, in the judgment of Deutsche Bank Securities Inc., impracticable or inadvisable to proceed with the public offering or delivery of the Shares being delivered on such Delivery Date on the terms and in the manner contemplated in the Prospectus.

(p) The representations and warranties of such Selling Shareholder contained in Section 1 hereof are true and correct as of the Closing Date or the Option Closing Date, as the case may be; and

(i) The representations and warranties of such Selling Shareholder contained in Section 1 hereof are true and correct as of the Closing Date or the Option Closing Date, as the case may be; and

(ii) Such Selling Shareholder has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or prior to such date.

(p) The Firm Shares and Option Shares, if any, have been approved for quotation on the NASDAQ National Market.

All opinions, letters, evidence and certificates mentioned above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in form and substance reasonably satisfactory to counsel for Deutsche Bank Securities Inc.

8. CONDITIONS OF THE OBLIGATIONS OF THE COMPANY AND THE SELLING SHAREHOLDER.

The obligations of the Selling Shareholder to sell and deliver the Shares required to be delivered as and when specified in this Agreement are subject to the conditions that at the Closing Date or the Option Closing Date, as the case may be, no stop order suspending the effectiveness of the Registration Statement shall have been issued and in effect or proceedings therefor initiated or threatened.

9. INDEMNIFICATION.

(a) The Company agrees:

(i) The Company shall indemnify and hold harmless Deutsche Bank Securities Inc., its officers, directors and employees and each person, if any, who controls Deutsche Bank Securities Inc. within the meaning of the Securities Act, from and against any loss, claim, damage or liability, joint or several, or any action in respect thereof (including, but not limited to, any loss, claim, damage, liability or action relating to purchases and sales of the Shares), to which Deutsche Bank Securities Inc. or its officers, directors, employees or controlling persons may become subject, under the Securities Act or otherwise, insofar as such loss, claim, damage, liability or action arises out of, or is based upon, (1) any untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, the Registration Statement, Issuer Free Writing Prospectus or the Prospectus or in any amendment or supplement thereto or (2) the omission or alleged omission to state in any Preliminary Prospectus, the Registration Statement, Issuer Free Writing Prospectus or the Prospectus, or in any amendment or supplement thereto, any material fact required to be stated therein or necessary to make the statements therein not misleading, and shall reimburse Deutsche Bank Securities Inc. and each such officer, director, employee or controlling person promptly upon demand for any legal or other expenses reasonably incurred by Deutsche Bank Securities Inc., officer, director, employee or controlling person in connection with investigating or defending or preparing to defend against any such loss, claim, damage, liability or action as such expenses are incurred; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, liability or action arises out of, or is based upon, any untrue statement or alleged untrue statement or omission or alleged omission made in any Preliminary Prospectus, the Registration Statement, Issuer Free Writing Prospectus or the Prospectus, or in any such amendment or supplement, in reliance upon and in conformity with (x) written information concerning Deutsche Bank Securities Inc. furnished to the Company through specifically for inclusion therein which information consists solely of the information specified in Section 14(a) and (y) written information concerning the Selling Shareholder furnished to the Company specifically for inclusion therein which information consists solely of the information specified in Section 14(b). The foregoing indemnity agreement is in addition to any liability that the Company may otherwise have to any underwriter or to any officer, employee or controlling person of that underwriter; and

(ii) Deutsche Bank Securities Inc. shall indemnify and hold harmless the Company, its officers, directors and employees, and each person, if any, who controls the Company within the meaning of the Act, from and against any loss, claim, damage or liability, joint or several, or any action in respect thereof, to which the Company or any of its officers, directors, employees or controlling persons may become subject, under the Act or otherwise, insofar as such loss, claim, damage, liability or action arises out of, or is based upon, (1) any untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, the Registration Statement, Issuer Free Writing Prospectus or the Prospectus or in any amendment or supplement thereto, or (2) the omission or alleged omission to state in any Preliminary Prospectus, the Registration Statement, Issuer Free Writing Prospectus or the Prospectus, or in any amendment or supplement thereto, any material fact required to be stated therein or necessary to make the statements therein not misleading, but in each case only to the extent that the untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information concerning Deutsche Bank Securities Inc. furnished to the Company specifically for inclusion therein (which information consists solely of the information specified in Section 14), and shall reimburse the Company and any such officer, director, employee or controlling person for any legal or other expenses reasonably incurred by the Company or any such officer, director, employee or controlling person in connection with investigating or defending or preparing to defend against any such loss, claim, damage, liability or action as such expenses are incurred. The foregoing indemnity agreement is in addition to any liability that Deutsche Bank Securities Inc. may otherwise have to the Company or any such director, officer, employee or controlling person.

(iii) Promptly after receipt by an indemnified party under this Section 9 of notice of any claim or the commencement of any action, the indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under this Section 9, notify the indemnifying party in writing of the claim or the commencement of that action; provided, however, that the failure to notify the indemnifying party shall not relieve it from any liability which it may have under this Section 9 except to the extent it has been materially prejudiced by such failure and, provided further, that the failure to notify the indemnifying party shall not relieve it from any liability which it may have to an indemnified party otherwise than under this Section 9. If any such claim or action shall be brought against an indemnified party, and it shall notify the indemnifying party thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it wishes, jointly with any other similarly notified indemnifying party, to assume the defense thereof with counsel reasonably satisfactory to the indemnified party. After notice from the indemnifying party to the indemnified party of its election to assume the defense of such claim or action, the indemnifying party shall not be liable to the indemnified party under this Section 9 for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that Deutsche Bank Securities Inc. shall have the right to employ counsel to represent Deutsche Bank Securities Inc. and its respective officers, directors, employees and controlling persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by Deutsche Bank Securities Inc. against the Company under this Section 9 if, in the reasonable judgment of Deutsche Bank Securities Inc., it is advisable for Deutsche Bank Securities Inc., officers, directors, employees and controlling persons to be jointly represented by separate counsel, and in that event the fees and expenses of such separate counsel shall be paid by the Company. No indemnifying party shall (1) without the prior written consent of the indemnified parties (which consent shall not be unreasonably withheld), settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding, or (2) be liable for any settlement of any such action effected without its written consent (which consent shall not be unreasonably withheld), but if settled with the consent of the indemnifying party or if there be a final judgment of the plaintiff in any such action, the indemnifying party agrees to indemnify and hold harmless any indemnified party from and against any loss or liability by reason of such settlement or judgment.

(iv) If the indemnification provided for in this Section 9 shall for any reason be unavailable to or insufficient to hold harmless an indemnified party under Section 9(a)(i) or 9(a)(ii) in respect of any loss, claim, damage or liability, or any action in respect thereof, referred to therein, then each indemnifying party shall, in lieu of indemnifying such indemnified party, contribute to the amount paid or payable by such indemnified party as a result of such loss, claim, damage or liability, or action in respect thereof, (1) in such proportion as shall be appropriate to reflect the relative benefits received by the Company on the one hand and Deutsche Bank Securities Inc. on the other from the offering of the Shares or (2) if the allocation provided by clause (1) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (1) above but also the relative fault of the Company on the one hand and Deutsche Bank Securities Inc. on the other with respect to the statements or omissions which resulted in such loss, claim, damage or liability, or action in respect thereof, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and Deutsche Bank Securities Inc. on the other with respect to such offering shall be deemed to be in the same proportion as the total net proceeds from the offering of the Shares purchased under this Agreement (before deducting expenses) received by the Company, on the one hand, and the difference between the total purchase price paid by Deutsche Bank Securities Inc. for the Shares and the gross proceeds from the offering of the Shares under this Agreement, on the other hand, bear to the total gross proceeds from the offering of the Shares under this Agreement, in each case as set forth in the table on the cover page of the

Prospectus. The relative fault shall be determined by reference to whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or Deutsche Bank Securities Inc., the relative intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and Deutsche Bank Securities Inc. agree that it would not be just and equitable if contributions pursuant to this Section were to be determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the loss, claim, damage or liability, or action in respect thereof, referred to above in this Section shall be deemed to include, for purposes of this Section 9(a)(iv), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 9(a)(iv), Deutsche Bank Securities Inc. shall not be required to contribute any amount in excess of the amount by which the total price at which the Shares underwritten by it and distributed to the public was offered to the public exceeds the amount of any damages which Deutsche Bank Securities Inc. has otherwise paid or become liable to pay by reason of any untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(b) The Selling Shareholder agrees to indemnify and hold harmless Deutsche Bank Securities Inc., its officers, directors and employees and each person, if any, who controls Deutsche Bank Securities Inc. within the meaning of the Act, from and against any loss, claim, damage or liability, joint or several, or any action in respect thereof (including, but not limited to, any loss, claim, damage, liability or action relating to purchases and sales of the Shares), to which Deutsche Bank Securities Inc. or its officers, directors, employees or controlling persons may become subject, under the Act or otherwise, insofar as such loss, claim, damage or liability or action arises out of, or is based upon, (i) any untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, the Registration Statement, Issuer Free Writing Prospectus or the Prospectus or in any amendment thereof or supplement thereto, or (ii) the omission or alleged omission to state in any Preliminary Prospectus, the Registration Statement, Issuer Free Writing Prospectus or the Prospectus, or in any amendment thereof or supplement thereto, any material fact required to be stated therein or necessary to make the statements therein not misleading, and agrees to reimburse each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, the Selling Shareholder shall only be liable in any such case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company or Deutsche Bank Securities Inc. by the Selling Shareholder, directly or through its representatives, specifically for use in the preparation thereof (which information consists solely of the information specified in Section 14(b)). The foregoing indemnity agreement is in addition to any liability which the Selling Shareholder may otherwise have; provided, however, that the Selling Shareholder shall not be responsible, either pursuant to this indemnity or as a result of any breach of this Agreement, for losses, expenses, liability or claims arising out of or based upon such untrue statement or omission or allegation thereof based upon information furnished by any party other than the Selling Shareholder and, in any event, the Selling Shareholder shall not be responsible, either pursuant to this indemnity or as a result of any breach of this Agreement, for losses, expenses, liability or claims for an amount in excess of the proceeds to be received by the Selling Shareholder (after deducting expenses) from the sale of Shares hereunder.

(c) The Selling Shareholder shall indemnify and hold harmless the Company, its officers, directors and employees, and each person, if any, who controls the Company within the meaning of the Securities Act, from and Against any loss, claim, damage or liability, joint or several, or any action in respect thereof, to which the Company or any of its officers, directors employees or controlling persons may become subject, under the Securities Act or otherwise, insofar as such loss, claim, damage, liability or action arises out of, or is based upon, (i) any untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, the Registration Statement, Issuer Free Writing Prospectus or the Prospectus or in any amendment or supplement thereto, or (ii) the omission or alleged omission to state in any Preliminary Prospectus, the Registration Statement, Issuer Free Writing Prospectus or the Prospectus, or in any amendment or supplement thereto, any material fact required to be stated therein or necessary to make the statements therein not misleading, but in each case only to the extent that the untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information concerning the Selling Shareholder furnished to the Company specifically for inclusion therein (which information consists solely of the information specified in Section 14(b)), and shall reimburse the Company and any such officer, director, employee or controlling person for any legal or other expenses reasonably incurred by the Company or any such officer, directors, employee or controlling person in connection with investigating or defending or preparing to defend against any such loss, claim, damage, liability or action as such expenses are incurred. The foregoing indemnity agreement is in addition to any liability that the Selling Shareholder may otherwise have to the Company or any such director officer, employee or controlling person.

(d) Any losses, claims, damages, liabilities or expenses for which an indemnified party is entitled to indemnification or contribution under this Section 9 shall be paid by the indemnifying party to the indemnified party as such losses, claims, damages, liabilities or expenses are incurred. The indemnity and contribution agreements contained in this Section 9 and the representations and warranties of the Company set forth in this Agreement shall remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of Deutsche Bank Securities Inc. or any person controlling Deutsche Bank Securities Inc., the Company, its directors or officers or any persons controlling the Company, the Selling Shareholder, its directors or officers or any persons controlling the Selling Shareholder, (ii) acceptance of any Shares and payment therefor hereunder, and (iii) any termination of this Agreement. A successor to Deutsche Bank Securities Inc., or any person controlling Deutsche Bank Securities Inc., or to the Company, its directors or officers, or any person controlling the Company, or to the Selling Shareholder, its directors or officers, or any person controlling the

Selling Shareholder, shall be entitled to the benefits of the indemnity, contribution and reimbursement agreements contained in this Section 9.

10. CONSENT TO JURISDICTION.

Each party irrevocably agrees that any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby (“Related Proceedings”) may be instituted in the federal courts of the United States of America located in the City of New York or the courts of the State of New York in each case located in the Borough of Manhattan in the City of New York (collectively, the “Specified Courts”), and irrevocably submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. The parties further agree that service of any process, summons, notice or document by mail to such party’s address set forth above shall be effective service of process for any lawsuit, action or other proceeding brought in any such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any lawsuit, action or other proceeding in the Specified Court, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such lawsuit, action or other proceeding brought in any such court has been brought in an inconvenient forum. Each party not located in the United States hereby irrevocably appoints CT Corporation System, which currently maintains a New York City office at 111 Eighth Avenue, New York, New York 10011, United States of America, as its authorized agent (the “Authorized Agent”) to receive service of process or other legal summons for purposes of any such action or proceeding that may be instituted in any state or federal court in the City and State of New York.

11. NOTICES.

All communications hereunder shall be in writing and, except as otherwise provided herein, will be mailed, delivered, telecopied or telegraphed and confirmed as follows: if to Deutsche Bank Securities Inc., at 60 Wall Street, 4th Floor, New York, New York 10005; Attention: Syndicate Manager, with a copy to Deutsche Bank Securities Inc., 60 Wall Street, New York, New York 10005, Attention: General Counsel; if to the Company, to the address of the Company set forth in the Registration Statement, Attention: Shou-Kang Chen (Fax: 886-3-566-8981), with a copy to Sullivan & Cornwell LLP, 28th Floor, Nine Queen’s Road Central, Hong Kong, Attention: Michael G. DeSombre (Fax: 852-2522-2280), if to Mosel and/or GHI, at No.1, Creation Road 1, Science-Based Industrial Park, Hsinchu, Taiwan R.O.C., Attention: Rebecca Tang.

12. TERMINATION.

This Agreement may be terminated by you by notice to the Company or the Selling Shareholder at any time prior to the Closing Date or any Option Closing Date (if different from the Closing Date and then only as to Option Shares) if, prior to that time, any of the events described in

Section 7(n) or 7(o) shall have occurred or if Deutsche Bank Securities Inc. shall decline to purchase the Shares for any reason permitted under this Agreement.

13. SUCCESSORS.

This Agreement has been and is made solely for the benefit of Deutsche Bank Securities Inc., the Company and the Selling Shareholder and their respective successors, executors, administrators, heirs and assigns, and the officers, directors and controlling persons referred to herein, and no other person will have any right or obligation hereunder. No purchaser of any of the Shares from Deutsche Bank Securities Inc. shall be deemed a successor or assign merely because of such purchase.

14. INFORMATION PROVIDED BY UNDERWRITER AND SELLING SHAREHOLDER.

(a) Each of the Company, Mosel, GHI and Deutsche Bank Securities Inc. acknowledges and agrees that the only information furnished or to be furnished by Deutsche Bank Securities Inc. to the Company, Mosel and GHI for inclusion in the Registration Statement, any Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectus consists of the information set forth in the third, ninth and tenth through fifteenth paragraphs under the caption “Underwriting” in the Prospectus.

(b) Each of the Company, Mosel, GHI and Deutsche Bank Securities Inc. acknowledges and agrees that the only information furnished or to be furnished by Mosel and GHI to the Company for inclusion in the Registration Statement, any Preliminary Prospectus and any Issuer Free Writing Prospectus or the Prospectus consists of the information set forth under the caption “Selling Shareholder”.

15. MISCELLANEOUS.

The reimbursement, indemnification and contribution agreements contained in this Agreement shall remain in full force and effect regardless of (a) any investigation made by or on behalf of Deutsche Bank Securities Inc. or controlling person thereof, or by or on behalf of the Company or its directors or officers or any Selling Shareholder or controlling person thereof, as the case may be, and (b) delivery of and payment for the Shares under this Agreement.

Each of the Company and the Selling Shareholder acknowledges and agrees that Deutsche Bank Securities Inc. in providing investment banking services to the Company and the Selling Shareholder in connection with the offering, including in acting pursuant to the terms of this Agreement, has acted and is acting as an independent contractor and not as a fiduciary and the Company and the Selling Shareholder do not intend such Underwriter to act in any capacity other than as an independent contractor, including as a fiduciary or in any other position of higher trust.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

This Agreement shall be governed by, and construed in accordance with, the law of the State of New York, including, without limitation, Section 5-1401 of the New York General Obligations Law.

If the foregoing letter is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicates hereof, whereupon it will become a binding agreement among the Selling Shareholder, the Company and Deutsche Bank Securities Inc. in accordance with its terms.

Very truly yours,

ChipMOS TECHNOLOGIES (Bermuda) LTD.

By

GIANT HAVEN INVESTMENTS LIMITED

By

MOSEL VITELIC INC.

By

The foregoing Underwriting Agreement is hereby confirmed and accepted as of the date first above written.

DEUTSCHE BANK SECURITIES INC.

As Underwriter

By: Deutsche Bank Securities Inc.

By
Authorized Officer

By
Authorized Officer

SCHEDULE I

[List each Issuer Free Writing Prospectus to be included in the General Disclosure Package including Final Term Sheet, if applicable]